
CHART


02033412

MANAGING GROWTH . . .

NAVIGATING CHANGE

Chart Industries, Inc.
2001 Annual Report

MANAGING GROWTH . . . NAVIGATING CHANGE



James R. Sadowski and Arthur S. Holmes

To our fellow shareholders:

Although 2001 began with great promise, Chart soon ran into stiff headwinds which impeded our progress. Economic slowdown in the U.S. and other industrial economies around the world caused a contraction in some of our core businesses as the year progressed. The tragic events of September 11th set off additional sales declines with resultant low manufacturing volumes, competitive selling price pressures and low gross margin performance.

We are only now emerging from the stormy economic turbulence of last year. While we have experienced some recovery in demand for many of our products, the residual climate of uncertainty will likely have a negative impact on our business for several quarters.

Our Applied Technologies (AT) businesses generated reasonable results in 2001 under the circumstances. We continued our overall shift toward the growing end-use applications and markets for cryogenic liquids to offset the cyclical Process Systems and Equipment (PS&E) project construction business. The PS&E business segment is now entering an unprecedented fourth year of continuing low demand. Our Distribution and Storage (D&S) segment also experienced sales and margin deterioration for products serving industrial markets.

Throughout this difficult period we continued to pursue developmental efforts to extend our cryogenic technology into new markets and applications, increasing or strengthening our share of the markets we serve.

NexGen Fueling® . . . Chart has become the leading supplier of liquefied natural gas (LNG) equipment for alternative fueling of vehicles and stationary engines. Our NexGen Fueling business (NexGen) has continued to capture a significant share of this rapidly growing market. Major awards for vehicle fueling stations and vehicle fuel tanks were received by NexGen in the U.S., Europe and China in 2001. We expect further growth in orders and sales in the new year.

CoolTel® . . . Chart's CoolTel business successfully completed its beta testing at customer sites and began commercial operations by signing its first customers at the end of 2001. CoolTel has developed cryogenic sensors, state-of-the-art telemetry and Internet communications to permit its distributor-based customers to substantially reduce cryogenic liquid distribution costs. We anticipate connecting numerous customer sites to our national operating center during the new year, ultimately serving multiple end users. CoolTel should become a significant profit generator in future years as well as a catalyst for increasing sales demand for Chart's cryogenic liquid cylinder products.

Packaged Gases . . . Chart's growing product portfolio of MicroBulk distribution products and delivery systems has served this growing market as well as enabled its growth. Chart has organized and invested its resources to maximize its growth, profitability and market share from opportunities in beverage systems, mixed gases, laser cutting and various other industrial applications.

Biomedical Products . . . Market demand for these Chart products has been steadily increasing. From oxygen systems for home health care to cryogenic storage for various biological materials, Chart has continued to offer superior products and increase its market share. Our CoolTel telemetry technology has added an additional leading edge to Chart products in this dynamic marketplace.

Streamlining and Belt-Tightening . . . The continuing slump in the PS&E segment required additional work force reductions and general belt-tightening during the year. This trend was tempered somewhat by Chart's recent award of a significant contract to fabricate structural modules for six selective catalytic reactor units. While this underscores our belief in the strategic long-term profit potential of this business, we have reduced costs as we ride out the current overextended, depressed market conditions.

Slowing demand for some of our D&S products prompted the closure of certain underutilized sites and consolidation of operations in more efficient locations. We have also reorganized several D&S and AT businesses to better utilize management and staff resources, while reducing operating costs. Additional cost reductions will be achieved in the coming year through the sale of Chart's DryWash CO_2 business, which occurred at the close of 2001. In particular, we have continued to challenge whether our resources are properly allocated to maximize the success of our highest growth businesses.

Financial Foundation . . . We struggled to break even in the first half of 2001, buoyed by some higher margin carry-over backlog in the PS&E business. However, declining sales in all business segments created operating losses in the second half. Declining interest rates were partially offset by significant non-cash charges for interest rate collars.

During the year we pursued the restructuring of our bank credit facility by soliciting outside investment in the Company in the form of subordinated debt or equity. The deterioration of the investment climate and the general economy and its impact on Chart's performance precluded achieving the goal of a new, long-term debt facility and a more stable capital structure before year-end. Chart began the new year with a short-term amendment and in March 2002, successfully revised and extended the terms of its existing credit facilities to the end of the first quarter of 2003. During the remainder of 2002, we will continue pursuing potential sources of capital and selected asset sales to reduce our debt level and provide financial stability as our core markets recover. We are confident that Chart's resulting balance sheet will reflect achievement of our goals.

The Outlook . . . Looking ahead, there are many exciting opportunities and the promise of improving market conditions for 2002 and beyond. Many of our AT businesses, including NexGen Fueling, have shown remarkable resilience despite the recessionary trends of 2001. We have created a strong organization and a portfolio of market-leading products. Our team of talented and dedicated employees continues to weather the economic storm, and the Company is poised to break into a strong run of anticipated profitability and growth in 2002 and beyond.




Arthur S. Holmes
Chairman & Chief Executive Officer
March 2002

James R. Sadowski
President & Chief Operating Officer
March 2002




CHART

CHART'S MISSION

Chart is committed to earning significant shareholder value by strengthening and growing its position as a leading global supplier of engineered products and systems that employ cryogenic processes, technology and know-how to meet the world's growing demand for industrial gases and hydrocarbons with more economical, reliable and environmentally friendly systems.

CHART'S GROWTH STRATEGY

Chart has developed the following growth strategies to serve a marketplace that is global and growing:

- Exceed market growth in our core businesses by becoming the preferred supplier in all niche markets we serve.
- Accelerate international growth by increasing global sales and marketing efforts to identify, attract and win new customers.
- Bring to market exciting, recently developed products and services with high growth and profit potential.

TABLE OF CONTENTS

ABOUT THE COVER

Although starting the year on a steady course, Chart began to experience unexpected market turbulence as the year progressed. A slowing worldwide economy led to soft demand and compressed margins. The tragic events of September 11th exacerbated an already challenging business environment. Like the agile boats on the cover, Chart's executive team has managed recent growth initiatives and navigated the challenges of 2001. We anticipate further challenges and exciting opportunities in 2002 and beyond.


CHART
MANAGING GROWTH . . .
NAVIGATING CHANGE
Chart Industries, Inc.
2001 Annual Report

2001 HIGHLIGHTS

- Opened a new operating facility specializing in liquid cylinder production in Changzhou, China. This second operation in China positions Chart well for anticipated growth and export potential.
- NexGen Fueling capitalized on the growing domestic and international market for LNG-fueled vehicles. Chart's LNG fueling stations and onboard vehicle tanks are market-leading products. NexGen orders in 2001 were 68.5 percent above the 2000 level.
- CoolTel finalized development and commercialization of Chart's new telemetry technology. Beta testing in active home health care and restaurant locations was successfully completed, and the first commercial customers were enrolled.
- Achieved record sales for the eighth consecutive year, although sales grew only one percent over the 2000 amount due to the slumping domestic and worldwide economies.

CHART'S BUSINESS

Chart is a leading global supplier of cryogenic equipment and services. Headquartered in Cleveland, Ohio, the Company's broad product lines are each established leaders in the niche markets they serve. Chart has domestic operations located in 12 states and international operations located in Australia, China, the Czech Republic, Germany and the United Kingdom.

Chart manufactures a broad line of cryogenic products for the purification, liquefaction, distribution, storage and application of gases such as helium, nitrogen, argon, oxygen, carbon dioxide, natural gas and other hydrocarbons for final use in a multitude of industrial, commercial and scientific applications. These applications serve many selected markets including biomedical, food, entertainment, aerospace, thermal testing, alternative fuels, vacuum systems and many other industrial end users.

FINANCIAL OVERVIEW

*(Dollars in thousands, except per-share amounts)**	2001	2000	1999
Sales	$ 327,990	$ 325,700	$ 292,937
Net income (loss)	(5,158)	2,155	(36,280)
Net income (loss) per share-assuming dilution	(0.21)	0.09	(1.53)
EBITDA**	39,928	48,169	17,155
Cash provided by (used in) operating activities	13,273	14,646	(5,514)
Cash used in investing activities	(6,494)	(427)	(82,194)
Cash provided by (used in) financing activities	504	(9,759)	87,019

* *Included in operating results are the following non-recurring pretax items: $2,375 employee separation and plant closure costs and $538 gain on sale of assets in 2001; $614 employee separation and plant closure costs reserve reversal and $1,041 gain on sale of assets in 2000; $22,010 acquired in-process research and development expense, $12,918 employee separation and plant closure costs, $1,162 acquired profit in inventory charge, $12,459 loss on early payment of debt and $2,505 gain on sale of product line in 1999.*

** *The Company defines EBITDA as net income (loss) before gain on sale of assets, net interest expense, derivative contracts valuation expense, income tax expense (benefit), minority interest expense, cumulative effect of change in accounting principle, extraordinary items, depreciation and amortization expense and employee separation and plant closure costs (income). The Company's definition of EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA should not be considered an alternative to operating income, net income or cash flow from operations as an indicator of the Company's operating performance.*



CHART'S PRODUCTS SPAN THE ENTIRE CRYOGENIC LIQUID SUPPLY CHAIN

Chart is committed to being the preferred global supplier of engineered equipment required throughout the cryogenic liquid supply chain. This liquid supply chain spans all the major market steps and includes cryogenic liquid production, purification, distribution, storage and many end-user applications where cryogenic liquids are finally converted into the desired gases. Cryogenic liquid-gases include nitrogen, oxygen, argon, hydrogen, helium, carbon dioxide, natural gas and many other hydrocarbons. Temperatures for these liquids range from "cool" (carbon dioxide at -60°F) to the extreme cold of liquid helium (-452°F).

PROCESS SYSTEMS & EQUIPMENT

Chart heat exchangers and cold boxes are the core building blocks for such cryogenic processes as air separation, natural gas processing and production of liquid natural gas and ethylene. Chart is a global supplier of these heat exchanger systems, which refrigerate and liquefy gases for industrial purposes. The Company also produces large, custom-designed high-vacuum systems for various scientific and aerospace purposes.

- Brazed Aluminum Heat Exchangers
- Core in Kettle® Heat Exchangers
- Cryogenic Cold Boxes
- Custom-Engineered High-Vacuum Systems

DISTRIBUTION & STORAGE EQUIPMENT

Chart is a global supplier of cryogenic distribution and storage equipment to the worldwide industrial gas industry. Chart's growth in this business is driven by developing new applications for using industrial and commercial gases, and substantially reducing the cost of cryogenic liquid distribution.

- Standard Cryogenic Storage Tanks
- Custom-Engineered Factory-Fabricated Tanks
- Liquid Cylinders for Packaged Gases
- Trifecta® Laser Gas Assist Systems
- ORCA® MicroBulk Distribution Transports
- T-Vac Mobile Storage Tanks
- Cryogenic Railcar Transports
- Cryogenic Tank and Trailer Repair
- Liquid Cylinder Maintenance
- Chart Equipment Field Installation

APPLIED TECHNOLOGIES

Cryogenic liquids are ultimately vaporized into a gas form for final use. Chart has pioneered the development of products that permit end users to utilize cryogenic liquids and gain operating advantages. End-user markets include chemicals, metals, glass, semiconductors, energy, biomedical, food, entertainment, aerospace, thermal testing and alternative vehicle fuels.

- Medical Oxygen Systems
- Biological Cryogenic Storage Systems
- Beverage Liquid CO_2 Storage Systems
- LN_2 Beverage Injection Systems
- LNG Fueling Stations
- LNG On-Board Vehicle Tanks
- Environmental Test Chambers
- Vacuum-Insulated Pipe and Valves
- Cryogenic Pumps
- Cryopumps
- Bi-Braze® Bimetallic Transition Joints
- Gas Cylinder Fill Systems
- Telemetry Services
- MRI Cryostats
- Stainless Steel Tubing



OPERATING SEGMENT INFORMATION – YEARS ENDED DECEMBER 31 *(dollars in thousands)*

2001 Orders by Segment


AT
46%
D&S
39%
PS&E
15%

2001 Sales by Segment


AT
43%
D&S
40%
PS&E
17%

2001 Gross Profit by Segment


AT
58%
D&S
31%
PS&E
11%

AT – *Applied Technologies*
D&S – *Distribution & Storage Equipment*
PS&E – *Process Systems & Equipment*

Chart manages its operations in three different, highly focused segments. The following table shows the relative size and contribution of each segment.

	2001	2000	1999
ORDERS			
Applied Technologies*	$ 142,527	$ 142,656	$ 98,941
Distribution & Storage Equipment	122,433	154,756	96,722
Process Systems & Equipment	46,728	78,149	32,087
Total	**$ 311,688**	**$ 375,561**	**$ 227,750**
SALES			
Applied Technologies	$ 142,491	$ 136,952	$ 105,323
Distribution & Storage Equipment	129,473	137,929	105,529
Process Systems & Equipment	56,026	50,819	82,085
Total	**$ 327,990**	**$ 325,700**	**$ 292,937**
GROSS PROFIT			
Applied Technologies	$ 49,577	$ 54,449	$ 35,521
Distribution & Storage Equipment	27,030	29,311	25,313
Process Systems & Equipment	9,754	12,269	16,547
Total	**$ 86,361**	**$ 96,029**	**$ 77,381**
GROSS PROFIT MARGIN			
Applied Technologies	34.8%	39.8%	33.7%
Distribution & Storage Equipment	20.9%	21.3%	24.0%
Process Systems & Equipment	17.4%	24.1%	20.2%
Total	**26.3%**	**29.5%**	**26.4%**
BACKLOG			
Applied Technologies*	$ 13,782	$ 15,961	$ 12,456
Distribution & Storage Equipment	26,635	39,227	26,372
Process Systems & Equipment	24,395	33,686	8,165
Total	**$ 64,812**	**$ 88,874**	**$ 46,993**

* *Applied Technologies orders and backlog have been restated for all periods presented to show the MRI cryostat business to have no backlog; thus, orders in all periods for this business equal sales. This is consistent with the current treatment of purchase orders by the customer for this business.*

BUSINESS COMMENTARY

Since Chart's acquisition of MVE in 1999, Chart has been pursuing a three-prong strategy to improve shareholder value. These strategies are:

1) Shift our corporate emphasis to Applied Technologies where large end-user markets and many applications for cryogenic products and technology offer significant opportunities for growth and profitability.
2) Restructure our Distribution & Storage operations to increase our worldwide market share and provide a strategic, steady and sustainable growth platform for Chart.
3) Consolidate our Process Systems & Equipment operations and reduce costs to better cope with the overall cyclicality of these markets and the extended downturn we have been experiencing.

In the year 2000, significant progress was made with this corporate strategic focus. In 2001, however, the severe economic downturn, particularly in the second half, adversely impacted our results. Each business segment weathered through different aspects of this downturn, with all three segments earning less operating income than in 2000. Competitive performance, however, remained strong as Chart maintained market share and, in many cases, improved market share.

AT Segment – AT sales rose to $142 million in 2001, a four percent increase over the year 2000. LNG systems and biomedical products clearly led the way, up 62 percent and 23 percent, respectively. These same businesses are expected to be strong performers in 2002. Chart did experience revenue declines in beverage systems and cryogenic systems, the latter scaling with the drop in electronics and developing communications industries. Gross margin in AT dropped five points largely due to product mix and a significant non-cash inventory charge. Orders for the year 2001 matched 2000, a particularly good performance in a tough recessionary climate. Our outlook for 2002 is encouraging with most AT businesses expecting better year-over-year sales and earnings. Leading businesses for 2002 revenue growth are expected to be biomedical, LNG systems, beverage systems and MRI cryostats.

D&S Segment – Recession and industry conditions finally caught up to our strong D&S business in 2001. Orders fell 21 percent, largely in the second half. Sales were down six percent while gross margin decreased less than one point. Considerable effort was applied to managing employment levels and overhead expenses in holding gross margin during these volume declines. Gross margin was also impacted by operating losses, which have now been eliminated, in Chart's services business. The segment appears to be stable going into 2002. We anticipate improvements in packaged gas products, engineered tanks and tank services, the latter with the clean up of operating problems which impacted 2000 and 2001. Chart is closing its mobile products operation in Denver, Colorado as demand for these products is weak and unable to support a stand-alone facility. Mobile products will be consolidated into other Chart facilities.

PS&E Segment – Orders for PS&E were dramatically down in 2001 – off 40 percent versus 2000. Fourth-quarter orders were, however, very encouraging. The fourth quarter of 2001 produced this segment's biggest order intake since the third quarter of 2000. We believe this fourth-quarter burst reflects more evidence of the active hydrocarbon market turning plans into orders. Gross margin for 2001 was at 17 percent and was considerably below historic profit levels, reflecting weak pricing and product running through underutilized shops. Significant efforts were made to cut costs and maintain critical core competencies only. The PS&E outlook is very encouraging, particularly in the second half of 2002. Major projects are moving toward order award dates, and bid and proposal activity is active. Hydrocarbon markets look strong and are expected to lead the recovery ahead of the industrial gas market.

Overall – The year 2001 was a severe trial for Chart. Our products retained their market leadership positions in virtually every area. Costs, manpower and facilities were aggressively reduced to scale with the downturn, yet still position us for recovery. Our growth strategy remains solid. We have further focused on Chart's anticipated growth platforms for 2002 and beyond through reorganization and resource allocation.

The year produced challenges in debt coverage and liquidity. Aggressive programs to reduce working capital preserved operating liquidity. The amendment to Chart's credit facilities, completed in March 2002, provides the financial support and time to permit the Company to continue its operational strategy and strengthen its balance sheet. We expect to reduce debt by selected asset sales and new capital infusion. A strong management team is working to make it happen.

2001 Geographical Performance

Orders


North America - 71.7%
Europe - 13.3%
Asia - 8.8%
South America - 1.5%
Africa - 2.3%
Middle East - 2.4%

Sales


North America - 75.1%
Europe - 13.1%
Asia - 9.2%
South America - 0.8%
Africa - 0.7%
Middle East - 1.1%

Backlog


North America - 52.3%
Europe - 15.9%
Asia - 12.6%
South America - 3.7%
Africa - 9.1%
Middle East - 6.4%

Shareholder Information (Quarterly Stock Prices & Dividends*)

Year	Quarter	High	Low
2001	1st	$ 5.88	$ 4.00
	2nd	5.15	3.15
	3rd	4.00	2.76
	4th	3.00	1.84
2000	1st	$ 4.75	$ 2.94
	2nd	5.12	2.62
	3rd	6.38	4.25
	4th	6.00	4.00

Chart Industries Common Stock is traded on the New York Stock Exchange under the symbol "CTI". Shareholders of record on February 28, 2002, numbered 1,847. The Company estimates that an additional 5,000 shareholders own stock held for their accounts at brokerage firms and financial institutions.

** Chart discontinued its dividend beginning in the third quarter of 1999.*

SELECTED FINANCIAL DATA – Years Ended December 31

(dollars and shares in thousands, except per share amounts)

	2001	2000	1999	1998	1997
INCOME STATEMENT DATA:					
Sales	$ 327,990	$ 325,700	$ 292,937	$ 229,423	$ 192,249
Gross profit	86,361	96,029	77,381	77,657	61,240
Employee separation and plant closure costs (income)	2,375	(614)	11,982		
Operating income (loss)	19,366	30,919	(11,736)	44,155	35,034
Interest expense – net	(21,589)	(26,676)	(15,854)	(901)	(350)
Net income (loss)	(5,158)	2,155	(36,280)	28,215	22,627
PER-SHARE DATA:					
Net income (loss)	$ (0.21)	$ 0.09	$ (1.53)	$ 1.17	$ 1.01
Net income (loss) – assuming dilution	(0.21)	0.09	(1.53)	1.16	0.99
Market price	2.35	4.31	4.00	7.63	22.81
Book value	1.99	2.25	2.33	3.95	3.15
Outstanding shares	24,808	24,353	23,817	23,566	24,282
BALANCE SHEET DATA:					
Cash and cash equivalents	$ 11,801	$ 4,921	$ 2,314	$ 2,169	$ 22,095
Working capital	56,276	42,524	50,087	25,326	39,476
Total assets	408,980	429,843	424,570	158,205	128,919
Total debt	272,083	269,870	278,672	11,325	4,468
Shareholders' equity	49,340	54,844	55,512	93,154	76,457
OTHER FINANCIAL DATA:					
Gross profit margin	26.3%	29.5%	26.4%	33.8%	31.9%
Operating margin	5.9%	9.5%	(4.0%)	19.2%	18.2%
Working capital to sales	17.2%	13.1%	17.1%	11.0%	20.5%
EBITDA*	$ 39,928	$ 48,169	$ 17,155	$ 51,181	$ 38,545
Depreciation and amortization	18,187	17,864	16,909	7,026	3,511
Cash provided by (used in) operating activities	13,273	14,646	(5,514)	30,934	22,713
Cash used in investing activities	(6,494)	(427)	(82,194)	(45,270)	(27,073)
Cash provided by (used in) financing activities	504	(9,759)	87,019	(5,484)	(17,047)
Number of employees	2,137	2,377	2,263	1,410	1,290

* *The Company defines EBITDA as net income (loss) before gain on sale of assets, net interest expense, derivative contracts valuation expense, income tax expense (benefit), minority interest expense, cumulative effect of change in accounting principle, extraordinary items, depreciation and amortization expense and employee separation and plant closure costs (income). The Company's definition of EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA should not be considered an alternative to operating income, net income or cash flow from operations as an indicator of the Company's performance.*

COMPANY LOCATIONS

CORPORATE EXECUTIVE OFFICES

CHART INDUSTRIES, INC.
5885 Landerbrook Drive
Cleveland, OH 44124-4031
440.753.1490

BUSINESS UNITS

BIOMEDICAL
Steve T. Shaw
Vice President and General Manager
3505 County Road 42 West
Burnsville, MN 55306-3803
952.882.5000

Operating Units
- Burnsville, MN
- Canton, GA
- Solingen, Germany

COOLTEL
John P. Hupp
President
3505 County Road 42 West
Burnsville, MN 55306-3803
952.882.5000

Operating Unit
- Burnsville, MN

CRYOGENIC SYSTEMS
Steven E. Stump
President
2288 Westbbrooke Drive, Bldg. K
Columbus, OH 43228
614.876.7381

Operating Units
- Columbus, OH
- Costa Mesa, CA

FEROX
Gerd Kirchgassner
President and Managing Director
Ustecka 30
CZ-405 30 Decin
Czech Republic
+49.0212.700.570

Operating Units
- Decin, Czech Republic
- Solingen, Germany

GREENVILLE TUBE
Charles E. Downs
President
316 Hadley Road
Greenville, PA 16125
724.588.6300

Operating Units
- Clarksville, AR
- Greenville, PA

HEAT EXCHANGERS
Michael J. Wahlen
President
2191 Ward Avenue
La Crosse, WI 54601
608.787.3333

Operating Units
- La Crosse, WI
- Wolverhampton, England

NEXGEN FUELING
Jon P. Wikstrom
President
3505 County Road 42 West
Burnsville, MN 55306-3803
952.882.5000

Operating Units
- Burnsville, MN
- Canton, GA

PROCESS SYSTEMS
W. Kent Higgins
President
115 Flanders Road, Suite #200
Westborough, MA 01581
508.366.9111

Operating Units
- New Iberia, LA
- Westborough, MA

STORAGE SYSTEMS
Ronald J. Stark
President
3505 County Road 42 West
Burnsville, MN 55306-3803
952.882.5000

Operating Units
- Canton, GA
- Denver, CO
- Lonsdale, MN
- New Prague, MN
- Plaistow, NH
- Changzhou, China
- Zhangjiagang, China

Service Centers
- Costa Mesa, CA
- Holly Springs, GA
- Houston, TX
- New Prague, MN

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected in such statements. Such risks and uncertainties include, but are not limited to, general economic, political, business and market conditions and foreign currency fluctuations; competition; decreases in spending by its industrial customers; the loss of a major customer or customers; the effectiveness of operational changes expected to increase efficiency and productivity; the ability of the Company to manage its fixed-price contract exposure; the ability of the Company to pass on increases in raw material prices, including as a result of tariffs; the Company's relations with its employees; the extent of product liability claims asserted against the Company; variability in the Company's operating results; the ability of the Company to attract and retain key personnel; the costs of compliance with environmental matters; the ability of the Company to protect its proprietary information; the ability of the Company to access additional sources of capital; the ability of the Company to satisfy debt covenants, pay down its debt and restructure its debt arrangements; and the threat of terrorism and the impact of responses to that threat.

Securities and Exchange Commission
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2001

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 1-11442

Chart Industries, Inc.

(Exact name of registrant as specified in its charter)

Delaware **(State or other jurisdiction of incorporation or organization)**	**34-1712937** **(I.R.S. Employer Identification No.)**
5885 Landerbrook Drive, Suite 150, Cleveland, Ohio **(Address of principal executive offices)**	**44124** **(Zip Code)**

Registrant's telephone number, including area code: (440) 753-1490

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	*Name of each exchange on which registered*
Common Stock, par value $.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

As of February 28, 2002, the registrant had 24,875,288 shares of Common Stock outstanding. As of that date, the aggregate market value of the Common Stock of the registrant held by non-affiliates was $38,467,195 (based upon the closing price of $2.25 per share of Common Stock on the New York Stock Exchange on February 28, 2002). For purposes of this calculation, the registrant deems the 7,778,757 shares of Common Stock held by all of its Directors and executive officers as of such date to be the shares of Common Stock held by affiliates.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement to be used in connection with its Annual Meeting of Stockholders to be held on June 6, 2002 are incorporated by reference into Part III of this Form 10-K.

Except as otherwise stated, the information contained in this Form 10-K is as of December 31, 2001.

PART I

ITEM 1. BUSINESS; AND ITEM 2. PROPERTIES.

THE COMPANY

Chart Industries, Inc. (the "Company" or "Chart") was organized in June 1992 as a Delaware corporation to serve as a holding company for the operations described herein. As used herein, the terms "Company" or "Chart" mean Chart Industries, Inc., its subsidiaries and its predecessors, unless the context otherwise indicates. The Company's executive offices are located at 5885 Landerbrook Drive, Suite 150, Cleveland, Ohio 44124, and its telephone number is (440) 753-1490.

The Company's sales for the year ended December 31, 2001 reached $328.0 million, a slight increase over sales of $325.7 million in 2000. The Company's net loss in 2001 was $5.2 million compared with net income of $2.2 million in 2000.

Management anticipates that demand for the Company's products will increase over the next several years. The Company has initiatives to pursue multiple new products focused on the end-user equipment markets for low-temperature and cryogenic liquids. The use of liquid natural gas ("LNG") as a vehicle fuel and power generating feedstock, the migration from high pressure cylinders to micro bulk distribution and telemetry to improve distribution logistics each in their own right offer significant market potential. In addition, the Company plans to continue to focus on its worldwide presence as global industrialization and heightened environmental standards are expected to result in higher demand for high purity industrial gases, which are generally produced, stored and distributed in a cryogenic state. The recent mergers of several industrial gas producers and distributors have temporarily reduced the demand for new process and distribution equipment that the Company offers to industrial markets. The pressures for increased efficiency in the industry, however, are expected to result in renewed demand for newer equipment and increased service of existing equipment. The Company is well positioned to benefit from both of these developments. In the hydrocarbon processing market, management expects strong domestic and international growth, stemming in part from increased global natural gas and ethylene production. Oil producing countries are newly committed to capturing and marketing flared methane that previously was a waste product of the crude oil production process. This increased availability of economically priced hydrocarbons is expected to result in greater demand for equipment to liquefy, process and transport these gases.

BUSINESS

General

The Company manufactures standard and custom-built industrial process equipment primarily used for low-temperature and cryogenic applications. The Company has developed an expertise in cryogenic systems and equipment, which operate at low temperatures sometimes approaching absolute zero (0° Kelvin; -273° Centigrade; -459° Fahrenheit). The majority of the Company's products, including vacuum-insulated containment vessels, heat exchangers, cold boxes and other cryogenic components, are used throughout the liquid-gas supply chain for the purification, liquefaction, distribution, storage and use of industrial gases and hydrocarbons.

Segments and Products

The Company's operations are organized within three segments: Applied Technologies, Distribution and Storage Equipment and Process Systems and Equipment. Further information about these segments is found at Note K to the Company's consolidated financial statements included at Item 8 of this Annual Report on Form 10-K.

Applied Technologies Segment

The Applied Technologies segment, which accounted for 43 percent of the Company's sales in 2001, consists of various product lines built around the Company's core competencies in cryogenics but with a focus on the end users of the liquids and gases instead of the large producers and distributors. The Company's products in the Applied Technologies segment include the following:

LNG Alternative Fuel Systems

This product line consists of vacuum-insulated containers for LNG storage, cryogenic pumps and liquid dispensers for vehicle fueling systems and LNG and liquid/compressed natural gas ("CNG") refueling systems for centrally fueled fleets of vehicles powered by LNG and CNG, such as fleets operated by metropolitan transportation authorities, refuse haulers and heavy-duty truck fleets. Competition for LNG fueling and storage systems is based primarily on product design, customer support and service, dependability and price. Although there are alternatives to LNG as a fuel, the Company is not aware of any viable alternatives to vacuum-insulated containers for LNG fueling and storage systems. The Company pursues this opportunity through its NexGen Fueling® ("NexGen") business unit.

Telemetry Products

The Company has developed this product line as a new business model which focuses primarily on providing distribution routing data to distributors of home health care oxygen and beverage carbon dioxide ("CO_2"). The Company expects that this business will expand into other areas of liquid distribution, such as micro-bulk industrial gases, as the product gains acceptance. This routing data is expected to lower distribution costs and make the supply of liquid oxygen and liquid CO_2 more competitive than the existing modes of supply to each of these markets. The Company pursues this opportunity through its CoolTel® ("CoolTel") business unit. CoolTel entered into agreements with its first commercial customers in the fourth quarter of 2001.

Medical Products

The medical oxygen product lines include a limited range of medical respiratory products, including liquid oxygen systems, ambulatory oxygen systems and oxygen concentrators, all of which are used for the in-home supplemental oxygen treatment of patients with chronic obstructive pulmonary diseases, such as bronchitis, emphysema and asthma.

Individuals for whom supplemental oxygen is prescribed generally purchase or rent an oxygen system from a home healthcare provider or medical equipment dealer. The provider/dealer or physician usually selects which type of oxygen system to recommend to its customers: liquid oxygen systems, oxygen concentrators or high pressure oxygen cylinders. Liquid systems are currently believed to have more therapeutic value due to the higher quality oxygen, comfort and mobility they provide.

The Company believes that competition for liquid oxygen systems is based primarily upon product performance, reliability, ease-of-service and price and focuses its marketing strategies on these considerations.

Biological Storage Systems

This product line consists of vacuum-insulated containment vessels used by the beef and dairy cattle breeding industry to transport frozen semen and embryos and vacuum-insulated containment vessels used by hospitals, medical laboratories and research facilities to transport and store human organs, tissue samples and other temperature-sensitive biological matter.

These products are sold through laboratory product original equipment manufacturers, laboratory product distributors, industrial gas distributors and breeding service providers. Many of these distributors provide a single source for many different types of products to hospitals, medical laboratories and research facilities.

The Company's competitors for biological storage systems include only a few companies inside and outside the United States, including Harsco. Competition for biological storage systems is based primarily on product design, reliability and price. Alternatives to vacuum-insulated containment vessels include mechanical, electrically powered refrigeration for storage of biological matter.

Magnetic Resonance Imaging ("MRI") Cryostat Components

The basis of the MRI technique is the magnetic properties of certain nuclei of the human body which can be detected, measured and converted into images for analysis. MRI equipment uses high-strength magnetic fields, applied radio waves and high-speed computers to obtain cross-sectional images of the body. The major components of the MRI assembly are a series of concentric thermal shields and a supercooled magnet immersed in a liquid helium vessel (a "cryostat") that maintains a constant, extremely low temperature (4° Kelvin; −452° Fahrenheit) to achieve superconductivity. The Company manufactures large cryostats, various cryogenic interfaces, electrical feed-throughs and various other MRI components that are used to transfer power and/or cryogenic fluids from the exterior of the MRI unit to the various layers of the cryostat and superconducting magnet.

The Company currently sells all of its MRI cryostats to General Electric Company ("GE") and is the exclusive supplier of GE's cryostats. GE is the leading worldwide manufacturer of MRI equipment.

Cryogenic Systems and Components

The Company's line of cryogenic components, including vacuum-insulated pipe, high-pressure cryogenic pumps, valves and specialty components, are recognized in the market for their reliability, quality and performance. These products are sold to the Company's heat exchanger and cold box customers in the industrial gas and hydrocarbon processing industries, as well as to a diverse group of customers in those and other industries. The Company competes with a number of suppliers of cryogenic components, including Cryogenic Industries, CCI and Acme Cryogenics.

Bulk Liquid CO_2 Systems

This product line consists primarily of vacuum-insulated, bulk liquid CO_2 containers used for beverage carbonation in restaurants, convenience stores and cinemas. The Company also manufactures and markets non-insulated, bulk flavored syrup containers for side-by-side installation with its CO_2 systems. The Company's beverage systems are sold to food franchisers, soft drink companies and CO_2 distributors.

The Company's primary competitors for its bulk liquid CO_2 beverage delivery systems are producers of high pressure gaseous CO_2 systems and sellers of bulk liquid CO_2 beverage systems. The Company believes that competition for bulk liquid CO_2 beverage systems is based primarily on service and price.

Stainless Steel Tubing

The Company produces small diameter stainless steel tubing for sale to distributors to satisfy their customers' requirements for quick delivery. The Company's manufacturing strategy is to focus on custom sizes and smaller production runs, which management believes gives the Company a competitive advantage in providing a superior quality product while meeting customer demands for dependable, fast delivery. With its production and marketing efforts directed principally to customers relying on prompt delivery, the Company is able to compete primarily on the basis of service rather than price. Numerous manufacturers of stainless steel tubing are able to compete with the Company in this market.

Distribution and Storage Equipment Segment ("Distribution and Storage")

Representing 40 percent of the Company's sales in 2001, the products supplied by the Distribution and Storage segment are driven primarily by the large and growing installed base of users of cryogenic liquids as well as new applications and distribution technologies for cryogenic liquids. The Company's products span the entire spectrum of the industrial gas market from small customers requiring cryogenic packaged gases to large users requiring custom engineered cryogenic storage systems and include the following:

Cryogenic Bulk Storage Systems

The Company is a leading supplier of cryogenic bulk storage systems of various sizes ranging up to 100,000 gallons. Using sophisticated vacuum insulation systems placed between inner and outer vessels, these bulk storage systems are able to store and transport liquefied industrial gases and hydrocarbon gases at temperatures nearing absolute zero. The Company has experienced growth in its bulk storage systems sales as the demand for liquefied industrial gases and liquefied hydrocarbon gases has increased. Customers for the Company's cryogenic storage tanks include industrial gas producers, chemical producers, manufacturers of electrical components and businesses in the oil and natural gas industries. Prices for the Company's cryogenic bulk storage systems range from $20,000 to $500,000. Principal customers for the Company's cryogenic bulk storage systems are AGA, Air Liquide, Air Products, BOC and Praxair. The Company competes chiefly with Harsco in this area.

Cryogenic Packaged Gas Systems

The Company is a leading supplier of cryogenic packaged gas systems of various sizes ranging from 50 gallons to 1,000 gallons. Cryogenic liquid cylinders are used extensively in the packaged gas industry to allow smaller quantities of liquid to be easily delivered to the customers of the industrial gas distributors on a full-for-empty basis. Principal customers for the Company's liquid cylinders are AGA, Air Liquide, Air Products, BOC and Praxair. The Company competes chiefly with Harsco in this area. The Company has developed two new technologies in the packaged gas product area: ORCA® Micro-Bulk systems and Tri-fecta® Laser Gas assist systems. ORCA® Micro-Bulk systems bring the ease of use and distribution economics of bulk gas supply to customers formerly supplied by high pressure or cryogenic liquid cylinders. The ORCA® Micro-Bulk system growth has exceeded Company expectations and is the substantial market leader in this growing segment. The Tri-fecta® Laser Gas assist system was developed to meet the performance requirements for new high powered lasers being used in the metal fabrication industry. Growth of this product has also exceeded Company expectations, and the Company has no knowledge of a similar competitive product.

Cryogenic Services

The Company operates four locations providing installation, service and maintenance of cryogenic products including storage tanks, liquid cylinders, cryogenic trailers, cryogenic pumps and vacuum-insulated pipe. The Company's national service network is unique in the industry, and the Company believes this network provides a significant competitive edge. The Company anticipates the demand for full service, national, qualified maintenance of cryogenic products and installations will increase. The Company's cryogenic services business results primarily from its March 1999 acquisition of a group of privately held companies, collectively known as Northcoast Cryogenics ("Northcoast"), and its December 1999 acquisition of the operational assets and personnel of Air Liquide America's cryogenic repair center located in Houston, Texas.

Process Systems and Equipment Segment ("Process Systems")

The Company's principal products within the Process Systems segment, which accounted for 17 percent of sales in 2001, are focused on the process equipment, primarily heat exchangers and coldboxes, used by the major natural gas, petrochemical processing and industrial gas companies in the production of their products.

The Company is the leading designer and manufacturer of cryogenic heat exchangers. Using technology pioneered by the Company, heat exchangers are incorporated into systems such as cold boxes to facilitate the progressive cooling and liquefaction of air or hydrocarbon mixtures for the subsequent recovery or purification of component gases. In hydrocarbon processing industries, heat exchangers allow producers to obtain purified hydrocarbon by-products, such as methane, ethane, propane and ethylene, which are commercially marketable for various industrial or residential uses. In the industrial gas market, heat exchangers are used to obtain high purity atmospheric gases, such as oxygen, nitrogen and argon, which have numerous diverse industrial applications. Heat exchangers are customized to the customer's order and range in price from approximately $30,000 for a relatively simple unit to as high as $10 million for a major project.

Management anticipates the return of demand for its heat exchangers in the second half of 2002, resulting substantially from increased activity in the petrochemical and natural gas segments of the hydrocarbon processing market. In particular, management believes that continuing efforts by petroleum producing countries to make better use of previously flared methane and to broaden their industrial base present a promising source of demand for the Company's heat exchangers. Demand for heat exchangers in developed countries is expected to continue as firms upgrade their facilities for greater efficiency and regulatory compliance. Historic demand for heat exchangers has cycled to very low levels and typically recovered to new peak requirements. To ensure adequate capacity for anticipated growth in demand for heat exchangers, the Company operates two facilities, the larger being in the United States with a smaller capacity facility in the United Kingdom.

The Company's principal competitors for heat exchangers are Linde, Sumitomo, Kobe and Nordon. Management believes that the Company is the only producer of large brazed aluminum heat exchangers in the United States and, with the second facility in the United Kingdom, is the leader in the global heat exchanger market. Major customers for the Company's heat exchangers in the industrial gas market include Air Liquide, Air Products, BOC, MG Industries and Praxair. In the hydrocarbon processing market, major customers include BP AMOCO, EXXON/MOBIL and contractors such as ABB Lummus, Bechtel and Kellogg, Brown and Root.

The Company is a leading designer and fabricator of cold boxes. Cold boxes are highly engineered systems used to significantly reduce the temperature of gas mixtures to the point where component gases liquefy and can be separated and purified for further use in multiple industrial, scientific and commercial applications. In the industrial gas market, cold boxes are used to separate air into its major atmospheric components, including nitrogen, oxygen and argon, where the gases are used in a diverse range of applications such as the quick-freezing of food, wastewater treatment and industrial welding. In the hydrocarbon processing market, the Company's cold box systems are used in natural gas processing and in the petrochemical industry. The construction of a cold box generally consists of one or more heat exchangers and other equipment packaged in a "box" consisting of metal framing and a complex system of piping and valves. Cold boxes, which are designed and fabricated to order, sell in the price range of $500,000 to $10 million, with the majority of cold boxes priced between $1 million and $2 million.

The Company has a number of competitors for fabrication of cold boxes, including E.S. Fox and Ivor J. Lee. Principal customers for the Company's cold boxes include Air Liquide, ABB Lummus, BP AMOCO, Bechtel, Stone & Webster, Kellogg, Brown and Root, and Lurgi.

Market Overview

The Company serves a wide variety of markets through its emphasis on providing equipment for end-users of cryogenic liquids. These markets include beverage bottling and dispensing, alternative transportation fuels, biomedical research, medical test equipment, home-healthcare and electronics testing, to name just a few. With such a wide variety of markets, the Company has reduced the effect that fluctuations in the overall industrial gas and hydrocarbon markets have on its profitability.

Despite its cyclicality, management believes that the global expansion of the industrial gas and hydrocarbon processing markets presents attractive opportunities for growth. To date, the sources of the Company's international business principally have been its large domestic-based customers, who are aggressively expanding into international markets, and large foreign-based companies with significant U.S. operations. In 2001, approximately 34 percent of the Company's sales were destined for use at job sites outside the United States compared to 33 percent in 2000 and 34 percent in 1999.

The industrial gas market is the largest market served by the Company. The top world producers of industrial gases have been among the Company's largest customers for each of the last three years. Producers of industrial gases separate atmospheric air into its component gases using cryogenic processes. The resultant liquid gases are then stored and transported for ultimate use by a wide variety of customers in the petrochemical, electronics, glass, paper, metals, food, fertilizer, welding, enhanced oil recovery and medical industries. Industrial gas producers use heat exchangers and cold boxes to produce liquid gases. Cryogenic tanks and components, including pumps, valves and piping, are also used to store, transport and distribute liquid gases to end users.

The hydrocarbon processing market consists of petrochemical and natural gas processors. Natural gas processing involves the separation and purification of natural gas for the production of liquid gas end products such as methane, ethane, propane and butane, and by-products such as helium, which have numerous commercial and industrial applications. In the petrochemical industry, cryogenic separation and purification processes are required to produce ethylene (the basic building block of plastics), propylene and numerous other primary hydrocarbons having industrial uses. Like the industrial gas market, the hydrocarbon processing market uses all of the categories of the Company's cryogenic products in the gas separation and purification processes and the subsequent storage and distribution of liquid gases. Major customers for the Company's products in the hydrocarbon processing markets are large multinational firms in the oil and gas industry, and large engineering and construction concerns.

Engineering and Product Development

The Company's engineering and product development activities are focused on developing new and improved solutions and equipment for the users of cryogenic liquids. The Company's engineering, technical and marketing employees actively assist customers in specifying their needs and in determining appropriate products to meet those needs. Portions of the Company's engineering expenditures typically are charged to customers, either as separate items or as components of product cost.

Competition

Management believes the Company can compete effectively around the world and that it is a leading competitor in its markets. Competition is based primarily on performance and the ability to provide the design, engineering and manufacturing capabilities required in a timely and cost-efficient manner. Contracts are usually awarded on a competitive bid basis. Quality, technical expertise and timeliness of delivery are the principal competitive factors within the industry. Price and terms of sale are also important competitive factors. Because reliable market share data is not available, it is difficult to estimate the Company's exact position in its markets, although the Company believes it ranks among the leaders in each of the markets it serves.

Marketing

The Company's principal operating units currently market products and services in North America primarily through 172 direct sales personnel, and supplement these direct sales through independent sales representatives and distributors. The technical and custom design nature of the Company's products requires a professional, highly trained sales force. While each salesperson is expected to develop a highly specialized knowledge of one product or group of products within a segment of the Company, each salesperson is now able to sell many products from different segments to a single market.

The Company uses independent sales representatives to conduct its sales in certain foreign countries that the Company serves. These independent sales representatives supplement the Company's direct sales force in dealing with language and cultural matters. The Company's domestic and foreign independent sales representatives earn commissions on sales, which vary by product type.

Orders and Backlog

The Company considers orders to be those for which the Company has received a signed purchase order or other written contract from the customer. Such orders are included in backlog until recognized as revenue or cancelled. The table below sets forth orders and backlog by segment for the last three fiscal years.

	Years Ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Orders			
Applied Technologies (A)	$142,527	$142,656	$ 98,941
Distribution and Storage Equipment	122,433	154,756	96,722
Process Systems and Equipment	46,728	78,149	32,087
Total	$311,688	$375,561	$227,750
Backlog			
Applied Technologies (A)	$ 13,782	$ 15,961	$ 12,456
Distribution and Storage Equipment	26,635	39,227	26,372
Process Systems and Equipment	24,395	33,686	8,165
Total	$ 64,812	$ 88,874	$ 46,993

(A) Applied Technologies backlog and orders have been restated for all periods presented to show the MRI cryostat business to have no backlog; thus, orders in all periods for this business equal sales. This is consistent with the current treatment of purchase orders by the customer for this business.

During 2001, the Applied Technologies segment continued with very strong order performance in each of its product lines. This segment would have shown significant growth if it had not been for the slowdown in cryogenic systems mainly for the electronics industry. The Distribution and Storage segment experienced a reduction in orders across its product portfolio in 2001 compared with 2000 due to the worldwide slowdown experienced by the manufacturing sectors of the industrialized world. The Process Systems segment returned to a cyclical order low in 2001 after being buoyed in 2000 by several orders related to the Trinidad LNG project.

The Company experienced a significant increase in orders in the Process Systems segment in 2000. This increase was primarily due to one significant LNG project in the natural gas processing market. The increase in the Applied Technologies segment orders in 2000 compared with 1999 was largely driven by the inclusion of certain MVE Holdings, Inc. ("MVE") products for the full year, while 1999 only included orders for these products subsequent to the Company's April 12, 1999 acquisition of MVE. Additionally, MRI cryostat, LNG systems and medical oxygen products all showed significant order improvements in 2000 compared with 1999.

Like Applied Technologies, the Distribution and Storage segment benefited significantly in 2000 from the inclusion of MVE for the full year. In addition, the packaged gas and ORCA® Micro-Bulk delivery systems demonstrated significantly improved orders due to several new long term supply agreements with large industrial gas suppliers. The Company's Czech Republic operations also increased market share in Europe in 2000 as they demonstrated improved quality.

Almost all of the December 31, 2001 backlog is scheduled to be recognized as sales during 2002. The Company's backlog fluctuates from time to time, and the amounts set forth above are not necessarily indicative of future backlog levels or the rate at which backlog will be recognized as sales. The increased focus within the Company on the Distribution and Storage and Applied Technologies segments will generally reduce backlog, as products within these segments tend to have shorter lead times than those in the Process Systems segment.

Customers

Ten customers accounted for 40 percent of consolidated sales in 2001. The Company's sales to particular customers fluctuate from period to period. In 2001, approximately 34 percent of sales were destined to be used in foreign countries. The Company's customers are spread across the industrial gas, hydrocarbon and chemical processing industries in several countries. The Company's management has established certain credit requirements that its customers must meet before sales credit is extended. The Company monitors the financial condition of its customers to help ensure collections and to minimize losses. For certain domestic and foreign customers, the Company requires customer advances, letters of credit and other such guarantees of payment. For certain foreign customers, the Company also purchases credit and political risk insurance. The Company believes its relationships with its customers are good.

Patents and Trademarks

Although the Company has a number of patents, trademarks and licenses related to its business, no one of them or related group of them is considered by the Company to be of such importance that its expiration or termination would have a material adverse effect on the Company's business. In general, the Company depends upon technological capabilities, manufacturing quality control and application of know-how, rather than patents or other proprietary rights, in the conduct of its business.

Raw Materials and Suppliers

The Company manufactures most of the products it sells. The raw materials used in manufacturing include aluminum sheets, bars, plate and piping, stainless steel strip, heads, plate and piping, palladium oxide, carbon steel heads and plate and 9 percent nickel steel heads and plate. Most raw materials are available from multiple sources of supply. In March 2002, the United States Government instituted various levels of tariffs on certain imported steel products. These tariffs will have the impact of increasing the manufactured cost of certain of the Company's Distribution and Storage segment bulk storage tanks by between 8 percent and 18 percent. The Company has announced a surcharge related to these bulk storage tanks in order to pass the tariff costs on to its customers.

Commodity metals used by the Company have experienced fluctuations in price. The Company has generally been able to recover the costs of price increases through its contracts with customers. The Company foresees no acute shortages of any raw materials which would have a material adverse effect on its operations.

Employees

As of December 31, 2001, the Company had 2,137 employees, including 1,479 domestic employees and 658 international employees. These employees consisted of 665 salaried, 435 union hourly and 1,037 non-union hourly employees. The salaried employees included 112 engineers and draft-persons and 553 other professional, technical and clerical personnel.

The Company is a party to three collective bargaining agreements through its operating subsidiaries. The agreement with the International Association of Machinists and Aerospace Workers covering 107 employees at the Company's La Crosse, Wisconsin heat exchanger facility expires February 3, 2004. The agreement with the International Brotherhood of Boilermakers, Iron Ship Builders, Blacksmiths, Forgers and Helpers covering 69 employees at the Company's Plaistow, New Hampshire facility expires August 30, 2002. The agreement with the United Steel Workers covering 259 employees at the Company's New Prague, Minnesota facility expired January 15, 2002, and a new agreement continues to be negotiated. No work stoppage is currently anticipated at this facility. Since the acquisition of each of its operating units, the Company has not had any work stoppages or strikes. The Company believes its employee relations are good.

Facilities

The Company occupies 22 principal locations totaling approximately 2.1 million square feet, with the majority devoted to manufacturing, assembly and storage. Of these manufacturing facilities, approximately 1.6 million square feet are owned and 0.5 million square feet are occupied under operating leases. The Company considers its manufacturing facilities sufficient to meet its current and planned operational needs. The Company leases approximately 11,400 square feet for its executive offices in Cleveland, Ohio. The Company's owned facilities in the United States are subject to mortgages securing the Company's consolidated credit and revolving loan facility.

The following table sets forth certain information about the Company's facilities:

Location	Segment	Sq. Ft.	Ownership	Use
Columbus, Ohio	Applied Technologies	46,200	Leased	Manufacturing/Office
		5,000	Leased	Warehouse
Costa Mesa, California	Applied Technologies	42,000	Leased	Manufacturing/Office
Burnsville, Minnesota	Applied Technologies	91,700	Owned	Manufacturing/Office
Canton, Georgia	Applied Technologies	138,000	Owned	Manufacturing/Office
Lonsdale, Minnesota	Applied Technologies	13,500	Leased	Manufacturing
Clarksville, Arkansas	Applied Technologies	85,300	Owned	Manufacturing/Office
Greenville, Pennsylvania	Applied Technologies	2,100	Leased	Office
Solingen, Germany	Applied Technologies	2,600	Leased	Office/Warehouse
Yennora, Australia	Applied Technologies	7,000	Leased	Office/Warehouse
Plaistow, New Hampshire	Distribution & Storage	164,400	Owned	Manufacturing/Office
Denver, Colorado	Distribution & Storage	124,300	Leased	Manufacturing/Office
		103,800	Owned	Manufacturing/Office
Houston, Texas	Distribution & Storage	22,000	Leased	Manufacturing
Holly Springs, Georgia	Distribution & Storage	6,000	Leased	Manufacturing
New Prague, Minnesota	Distribution & Storage	200,000	Owned	Manufacturing
		15,000	Leased	Manufacturing
		6,000	Owned	Manufacturing
		16,000	Leased	Office
		8,000	Owned	Manufacturing
Decin, Czech Republic	Distribution & Storage	493,000	Owned	Manufacturing/Office
Zhangiajang, China	Distribution & Storage	30,000	Leased	Manufacturing
Changzhou, China	Distribution & Storage	21,500	Leased	Manufacturing/Office
La Crosse, Wisconsin	Process Systems	149,000	Owned	Manufacturing/Office
Westborough, Massachusetts	Process Systems	18,500	Leased	Office
New Iberia, Louisiana*	Process Systems	62,400	Leased	Manufacturing
Wolverhampton, England	Process Systems	190,200	Owned	Manufacturing/Office
Cleveland, Ohio	Corporate Headquarters	11,400	Leased	Office

* Leased by a joint venture in which the Company has a 50 percent interest.

Environmental Matters

The Company's operations involve and have involved the handling and use of substances, such as various cleaning fluids used to remove grease from metal, that are subject to federal, state and local environmental laws and regulations. These regulations impose limitations on the discharge of pollutants into the soil, air and water, and establish standards for their handling, management, use, storage and disposal. The Company monitors and reviews its procedures and policies for compliance with environmental laws and regulations. The Company's management is familiar with these regulations, and supports an ongoing capital investment program to maintain the Company's adherence to required standards.

The Company is involved with environmental compliance, investigation, monitoring and remediation activities at certain of its operating facilities, and, except for these continuing remediation efforts, believes it is currently in substantial compliance with all known material and applicable environmental regulations. The Company accrues for certain environmental remediation-related activities for which commitments or remediation plans have been developed and for which costs can be reasonably estimated. These estimates are determined based upon currently available facts regarding each facility. Actual costs incurred may vary from these estimates due to the inherent uncertainties involved. Future expenditures relating to these environmental remediation efforts are expected to be made over the next ten years as ongoing costs of remediation programs. Although the Company believes it has adequately provided for the cost of all known environmental conditions, the applicable regulatory agencies could insist upon different and more costly remediative measures than those the Company believes are adequate or required by existing law. The Company believes that any additional liability in excess of amounts accrued which may result from the resolution of such matters will not have a material adverse effect on the Company's financial position, liquidity, cash flows or results of operations.

ITEM 3. LEGAL PROCEEDINGS.

The Company's Applied Technologies business ("Applied Technologies") has been named as a defendant in several similar cases pending in the Court of Common Pleas, Montgomery County, Ohio, related to an accident occurring on December 7, 2000, at the IHS at Carriage by the Lake nursing home outside Dayton, Ohio. A nitrogen tank was connected to the nursing home's oxygen system resulting in the death of five elderly patients and injuries to five additional patients from inhaling nitrogen. The cases filed to date include: *Tomlin, et. al. v. IHS at Carriage by the Lake, et. al., Waldspurger v. BOC Gases, et. al., Leslie v. IHS at Carriage by the Lake, et. al., Williams, et. al., v. IHS at Carriage by the Lake, et. al., Reynolds, et. al. v. IHS at Carriage by the Lake, et. al.,* and *Van Etten v. IHS at Carriage by the Lake, et. al.* The cases were filed on various dates between December 13, 2000 and December 31, 2001. The claims against the Company in these cases include negligence, strict product liability, failure to warn, negligence per se, breach of warranty, punitive damages, wrongful death, loss of consortium (spousal and maternal) and negligent infliction of emotional distress. The allegations underlying the claims include defective or deficient manufacture, construction, design, labeling, formulation and warnings with regard to a cylinder. Defendants named in these cases include the nursing home and its parent company, Applied Technologies, BOC Gases of Dayton, The BOC Group, Inc., and a "John Doe" manufacturer and supplier. The plaintiffs in these cases are seeking, in total, $28.5 million in compensatory damages, $30.0 million in punitive damages, $2.0 million for loss of consortium damages, pre-judgment and post-judgment interest and costs and fees from the Company and other defendants named in the claims. The Company is vigorously defending all of these cases and has filed its answer, denied all liability and cross-claimed for contribution from certain co-defendants. Certain co-defendants have filed cross-claims against the Company claiming contribution. Certain of these cases have been settled with the other defendants, and others are scheduled to be mediated. The Company is not involved in any of the mediation or settlement negotiations, in part because the Company has not received any settlement demands. Additionally, the Company believes that the claims made against it are the most tenuous of any defendant and that the plaintiffs will be unable to articulate a plausible negligence claim based on product liability. Of further significance is the fact that some of the co-defendants have been criminally indicted in this matter. The Company, however, has not been so indicted. The court has granted stays in all of these cases pending the outcome of the criminal charges. All of these cases have been assigned to one judge and will most likely be consolidated for trial. The trial in these matters has tentatively been set for June 3, 2002. The trial in the criminal matter is scheduled for May 20, 2002.

The Company is a party to other legal proceedings incidental to the normal course of its business. Management believes that the final resolution of these matters will not have a material adverse affect on the Company's financial position, liquidity, cash flows or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

Not applicable.

Executive Officers of the Registrant

Certain information as of December 31, 2001 regarding each of the Company's executive officers is set forth below:

Name	Age	Position
Arthur S. Holmes	60	Chairman, Chief Executive Officer and a Director
James R. Sadowski	60	President and Chief Operating Officer
Michael F. Biehl	46	Chief Financial Officer and Treasurer
John T. Romain	37	Controller, Chief Accounting Officer and Assistant Treasurer

Arthur S. Holmes has been Chairman and Chief Executive Officer of the Company since its formation in June 1992, and was President until December 1993. Mr. Holmes served as President of ALTEC International, Inc. from 1985 through 1989. From 1978 through 1985, he served in a variety of managerial capacities for Koch Process Systems, Inc., the predecessor of Process Systems International, Inc., an operating unit of the Company, most recently as Vice President-Manager of the Gas Processing Division. Mr. Holmes is the co-inventor of the Company's patented Ryan/Holmes technology. Mr. Holmes holds a BS and an MS in Chemical Engineering from the Pennsylvania State University and an MBA from Northeastern University.

James R. Sadowski has been President and Chief Operating Officer of the Company since December 1993. Prior to joining the Company, Mr. Sadowski served as Group Vice President of Parker Hannifin Corporation's Bertea Aerospace Group ("Bertea") from 1991 to 1993. Prior to his service at Bertea he served in various managerial capacities at Parker Hannifin Corporation and TRW Inc. Mr. Sadowski holds a BS in Engineering/ Science from Case Institute of Technology and an MS degree from the same institution in Mechanical Engineering.

Michael F. Biehl has been the Chief Financial Officer and Treasurer of the Company since July 2001. Prior to joining the Company, Mr. Biehl served as Vice President, Finance and Treasurer at Oglebay Norton Company, a publicly held Cleveland-based company that provides industrial minerals to a broad range of industries. He joined Oglebay Norton in 1992 as Corporate Controller, was promoted to Treasurer and Director of Finance in 1994 and promoted to Vice President, Finance in 1998. Prior to joining Oglebay Norton, he worked in the audit practice of Ernst & Young, LLP in Cleveland, Ohio. Mr. Biehl is a Certified Public Accountant and holds a BBA in Accounting from Ohio University and an MBA from Northwestern University's Kellogg Graduate School of Management.

John T. Romain has been the Chief Accounting Officer since May 1999 and has served as the Company's Controller since July 1993. Prior to joining the Company, Mr. Romain worked in the audit practice of Ernst & Young, LLP in Cleveland, Ohio. Mr. Romain is a Certified Public Accountant and holds a BA in Accounting and Computer Systems from Grove City College, Grove City, Pennsylvania.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Quarterly Stock Prices and Dividends

The high and low sales prices for the Company's Common Stock reported on the New York Stock Exchange for each quarterly period within the most recent two years are set forth in the table below:

Quarter	High	Low
2001		
1st	$5.88	$4.00
2nd	5.15	3.15
3rd	4.00	2.76
4th	3.00	1.84
Quarter	**High**	**Low**
2000		
1st	$4.75	$2.94
2nd	5.12	2.62
3rd	6.38	4.25
4th	6.00	4.00

The Company did not pay any dividends in 2001 or 2000.

Limitations on the Payment of Dividends

The Company is permitted to pay cash dividends not exceeding $7.2 million in any fiscal year after January 1, 2001, but only if at both the time of payment of the dividend and immediately thereafter there is no event of default under the Credit Facility.

Related Stockholder Matters

Chart Industries Common Stock is traded on the New York Stock Exchange under the symbol "CTI."

Shareholders of record on February 28, 2002 numbered 1,847. The Company estimates that an additional 5,000 shareholders own stock held for their accounts at brokerage firms and financial institutions.

ITEM 6. SELECTED FINANCIAL DATA.

The following table sets forth selected financial data of the Company for each of the five years during the period ended December 31, 2001. The data was derived from the annual audited consolidated financial statements of the Company for the relevant years and includes the operations of acquired businesses after their date of acquisition, including for periods after April 12, 1999, the operations of MVE. Further information about the Company's acquisitions is found at Note D to the Company's consolidated financial statements included at Item 8 of this Annual Report on Form 10-K.

SELECTED FINANCIAL DATA

(Dollars in thousands, except per share amounts)

	Years Ended December 31,				
	2001	2000	1999	1998	1997
Income Statement Data:					
Sales	$327,990	$325,700	$292,937	$229,423	$192,249
Gross profit	86,361	96,029	77,381	77,657	61,240
Employee separation and plant closure costs (income)	2,375	(614)	11,982		
Operating income (loss)	19,366	30,919	(11,736)	44,155	35,034
Interest expense—net	(21,589)	(26,676)	(15,854)	(901)	(350)
Net income (loss)	(5,158)	2,155	(36,280)	28,215	22,627
Earnings per Common Share:					
Net income (loss)	$ (0.21)	$ 0.09	$ (1.53)	$ 1.17	$ 1.01
Net income (loss)—assuming dilution	$ (0.21)	$ 0.09	$ (1.53)	$ 1.16	$ 0.99
Other Financial Data:					
EBITDA (A)	$ 39,928	$ 48,169	$ 17,155	$ 51,181	$ 38,545
Depreciation and amortization	18,187	17,864	16,909	7,026	3,511
Cash provided by (used in) operating activities	13,273	14,646	(5,514)	30,934	22,713
Cash used in investing activities	(6,494)	(427)	(82,194)	(45,270)	(27,073)
Cash provided by (used in) financing activities	504	(9,759)	87,019	(5,484)	17,047
Dividends			2,370	4,821	3,858
Dividends per share			$ 0.10	$ 0.20	$ 0.17
Balance Sheet Data:					
Cash and cash equivalents	$ 11,801	$ 4,921	$ 2,314	$ 2,169	$ 22,095
Working capital	56,276	42,524	50,087	25,326	39,476
Total assets	408,980	429,843	424,570	158,205	128,919
Total debt	272,083	269,870	278,672	11,325	4,468
Shareholders' equity	49,340	54,844	55,512	93,154	76,457

(A) The Company defines EBITDA as net income (loss) before gain on sale of assets, net interest expense, derivative contracts valuation expense, income tax expense (benefit), minority interest expense, cumulative effect of change in accounting principle, extraordinary items, depreciation and amortization expense and employee separation and plant closure costs (income). The Company's definition of EBITDA may not be comparable to similarly titled measures reported by other companies.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

General

During 2001, the Company continued its focus on developing products that are expected to continue the growth trend Chart has demonstrated since its initial public offering in 1992. The Company is growing through organic development of new products, extension of products worldwide and acquisitions. The Company has grown from $92 million in sales in 1992 to $328 million in sales in 2001. The Company has also moved from being concentrated in the Process Systems segment to offering a wider array of products, many of which are more focused on the end usage of cryogenic liquids than on the production of these liquids.

The migration of the Company's business, from products primarily employed in the production of cryogenic liquids to a broader array of products used throughout the cryogenic liquid-gas supply chain, is demonstrated by the historical growth of the Applied Technologies and Distribution and Storage segments. In 2001, the Company's Applied Technologies segment represented $142.5 million, or 43 percent, of its sales and $49.6 million, or 57 percent, of its gross profit. In 1992, the Company's equivalent segment had sales of $15.8 million, representing 15 percent of the Company's 1992 sales. Likewise, the Distribution and Storage segment generated sales of $129.5 million, or 40 percent, of consolidated sales in 2001. In 1992, this segment had $22.8 million in sales, representing 22 percent of the Company's sales for that year. In 2001, the Process Systems segment represented 17 percent of consolidated revenue. In 1992 this segment represented 63 percent of consolidated revenue.

In 2001, the Company experienced the effects of the general economic slowdown affecting the United States manufacturing sector. These effects were complicated by the events of September 11th and the subsequent uncertainty in the economy. Based upon national leading economic indicators, the Company's current outlook for 2002 is positive, with an expected recovery of certain depressed markets in the second half of the year.

Operating Results

The following table sets forth the percentage relationship that each line item in the Company's consolidated statements of operations represents to sales in the last three fiscal years.

	Years Ended December 31,		
	2001	2000	1999
Sales	100.0%	100.0%	100.0%
Cost of sales	73.7	70.5	73.6
Gross profit	26.3	29.5	26.4
Selling, general and administrative expense	18.3	18.7	17.6
Goodwill amortization expense	1.5	1.5	1.2
Employee separation and plant closure costs (income)	0.7	(0.2)	4.1
Equity income in joint venture	(0.1)		
Acquired in-process research and development			7.5
Operating income (loss)	5.9	9.5	(4.0)
Gain on sale of assets	0.2	0.3	0.8
Interest expense, net	(6.6)	(8.2)	(5.4)
Derivative contracts valuation expense	(0.9)		
Income tax expense	0.1	0.9	1.1
Income (loss) before cumulative effect of change in accounting principle and extraordinary item	(1.5)	0.7	(9.7)
Cumulative effect of change in accounting principle, net of taxes	(0.1)		
Extraordinary item, net of taxes			(2.7)
Net income (loss)	(1.6)	0.7	(12.4)

Segment Information

The following table sets forth sales, gross profit and gross profit margin for the Company's three operating segments for the last three fiscal years.

	Years Ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Sales			
Applied Technologies	$142,491	$136,952	$105,323
Distribution and Storage Equipment	129,473	137,929	105,529
Process Systems and Equipment	56,026	50,819	82,085
Total	$327,990	$325,700	$292,937
Gross Profit			
Applied Technologies	$ 49,577	$ 54,449	$ 35,521
Distribution and Storage Equipment	27,030	29,311	25,313
Process Systems and Equipment	9,754	12,269	16,547
Total	$ 86,361	$ 96,029	$ 77,381
Gross Profit Margin			
Applied Technologies	34.8%	39.8%	33.7%
Distribution and Storage Equipment	20.9%	21.3%	24.0%
Process Systems and Equipment	17.4%	24.1%	20.2%
Total	26.3%	29.5%	26.4%

Years Ended December 31, 2001 and 2000

Sales for 2001 were $328.0 million versus $325.7 million for 2000, an increase of $2.3 million, or 0.7 percent. With minimal price changes in 2001, the increase in sales was primarily volume driven and resulted from sales growth in the Applied Technologies and Process Systems segments of $5.5 million and $5.2 million, respectively, offset by a $8.5 million decrease in Distribution and Storage segment sales.

The Applied Technologies segment sales increase was largely driven by a $7.3 million increase in medical oxygen product shipments as well as increased shipments of $3.8 million in biological storage systems and $4.1 million in LNG alternative fuel systems. Offsetting these increases were reductions of $5.8 million in cryogenic systems and components and $3.7 million in MRI cryostat components. Sales by the Distribution and Storage segment were significantly impacted by the general economic slowdown in the second half of 2001. Declines of $4.3 million and $8.4 million in standard tanks and packaged gas liquid cylinders, respectively, more than offset the increased number of ORCA® Micro-Bulk delivery systems and other mobile equipment sold. The Process Systems segment sales, while improving slightly in 2001, still reflect the significant and extended downturn in new production equipment for the industrial gas market. The Company expects to see an upturn in 2002 in the various markets this segment serves, especially natural gas processing and ethylene production equipment.

Gross profit for 2001 was $86.4 million versus $96.0 million for 2000. Gross profit was negatively impacted by non-cash inventory valuation charges included in cost of sales of $1.9 million in the Applied Technologies segment and $0.7 million in the Distribution and Storage segment related to the Company's decisions to exit a product line and close certain cryogenic services business sites. Gross profit margin for 2001 was 26.3 percent versus 29.5 percent for 2000. The Applied Technologies segment 2001 gross profit margin decreased five points compared with 2000 as its sales mix was concentrated in lower margin products such as LNG alternative fuel systems rather than higher margin cryogenic systems. The Process Systems segment experienced declining margins in 2001 due to the lower prices on highly competitive projects, which were only partially offset by the $2.2 million positive impact of increased volume. Gross profit margin in the Distribution and Storage segment in 2001 declined when compared with 2000 primarily due to lower manufacturing volume in the bulk and packaged gas areas.

In March 2002, the United States Government instituted various levels of tariffs on certain imported steel products. These tariffs will have the impact of increasing the manufactured cost of certain of the Company's Distribution and Storage segment bulk storage tanks by between 8 percent and 18 percent. The Company has announced a surcharge related to these bulk storage tanks in order to pass the tariff costs on to its customers. The Company does not know at this time what effect, if any, these steel tariffs will have on the future sales and gross margin of the Distribution and Storage segment.

Selling, general and administrative ("SG&A") expense for 2001 was $60.1 million versus $60.8 million for 2000, a decrease of $0.7 million, or 1.2 percent. As a percentage of sales, SG&A expense was 18.3 percent for 2001, down from 18.7 percent for 2000. The decreases in both total SG&A expense and SG&A expense as a percentage of sales largely reflect the headcount reduction efforts of the Company during the year.

Goodwill amortization expense for 2001 was $5.0 million compared with $4.9 million for 2000. Goodwill comprised 41.1 percent and 40.3 percent of total assets at December 31, 2001 and 2000, respectively, and arose primarily from the Company's acquisition of MVE in 1999. The Company will apply the new rules on accounting for goodwill and other intangible assets under Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to impairment tests in accordance with SFAS No. 142. Application of the non-amortization provisions of SFAS No. 142 is expected to result in an annual increase in net income of approximately $5.0 million, or $0.20 per share, assuming dilution. The Company does not expect to identify any indefinite lived intangible assets. The Company plans to complete step one of the transitional impairment tests of goodwill by June 30, 2002. The Company has not yet determined the effect, if any, such tests will have on the financial statements of the Company.

During 2001, the Company recorded employee separation and plant closure costs of $2.4 million. The charges included $1.6 million related to the closure of the Ottawa Lake, Michigan facility and two smaller sites within the cryogenic services business of the Distribution and Storage segment, $0.4 million for terminating 25 employees at the Company's Wolverhampton, United Kingdom, heat exchangers business facility of the Process Systems segment and $0.4 million for terminating 45 other employees throughout the Company. The Ottawa Lake business was moved to New Prague, Minnesota, and the two smaller repair operations were consolidated into Holly Springs, Georgia and Chart's newest service center in Costa Mesa, California. The cryogenic services business charges of $1.6 million included $0.5 million for lease termination and facility closure-related costs, $0.6 million for writing off certain leasehold improvements and fixed assets, $0.1 million for terminating 32 employees, and $0.4 million for moving costs and other charges. At December 31, 2001, the Company had a reserve of $0.5 million remaining, primarily for lease termination costs. The Company does not expect to incur any additional costs related to the shutdown of the cryogenic services business sites.

In the first quarter of 2002, the Company will record a charge related to its decision to close its Distribution and Storage segment plant in Denver, Colorado. The various mobile equipment products manufactured in this plant will be manufactured in other Company facilities. The charge related to the closure of this site is still being finalized, but is expected to approximate $2.0 million. The charge will include lease termination costs, severance for terminated employees, write-offs of inventory and fixed assets and moving costs incurred for items consolidated into other facilities. The Company expects to complete the shutdown of this plant in the second quarter of 2002.

In late 2001, the Company engaged consultants to perform an operations review of all of its domestic and foreign operating facilities. Although the study is not yet finalized, preliminary discussions with the consultants indicate they will propose different rationalization scenarios. The Company is committed to reviewing these scenarios and implementing the changes, if any, that the Company believes will increase shareholder value. It is probable that the Company will incur additional charges in 2002 related to these rationalization efforts.

The Company recorded $0.5 million of equity income in its Coastal Fabrication joint venture in 2001, compared with equity income of $0.04 million in 2000. The joint venture has not made any cash distributions to the Company or the other joint venture partner.

In 2001, the Company recorded a $0.5 million gain on the sale of its minority investment in Restaurant Technologies, Inc. for cash proceeds of $2.4 million.

Net interest expense for 2001 was $21.6 million compared with $26.7 million for 2000, reflecting lower interest rates due to decreases by the Federal Reserve in base interest rates. The Company manages its interest rate exposure through the use of interest rate collars on approximately 50 percent of the term debt and to a lesser extent by varying LIBOR maturities in the entire Credit Facility. The Company's interest rate collars do not qualify as hedges under the provisions of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." The Statement requires such collars to be recorded in the consolidated balance sheet at fair value. Changes in their fair value must be recorded in the consolidated statement of operations. Accordingly, the Company recorded a charge to operations as of January 1, 2001 as a cumulative effect of a change in accounting principle, net of income taxes. As a result of the significant interest rate decreases and an expectation that the forward interest rate yield curve will remain flat, the Company was required to record non-cash charges of $2.9 million in 2001 related to an estimated decline in fair value of the Company's interest rate collars. These charges should be offset in the future by lower actual interest rates on outstanding loans. There were no comparable non-cash charges in 2000. The fair value of the interest rate collars is determined by the expectation of future interest rates and is, therefore, difficult to predict. The liability relating to the collars of $2.3 million is recorded by the Company in accrued interest in the consolidated balance sheet at December 31, 2001, and represents the estimated payments to be made over the life of the collars. An interest rate collar covering $76.0 million of the Company's debt expires on June 30, 2002. The remaining interest rate collar covering $33.4 million of debt expires on March 31, 2006.

The effective income tax rate for 2001 reflects the interaction of a book loss and taxable income, which is primarily the result of non-deductible goodwill amortization. The Company has net deferred tax assets of $15.1 million at December 31, 2001. Management has determined, based on the Company's history of prior earnings and its expectations for the future, that taxable income of the Company will more likely than not be sufficient to fully realize the tax benefit of the net deferred tax assets.

As a result of the foregoing, the Company incurred a net loss of $5.2 million in 2001, compared with net income of $2.2 million in 2000.

Years Ended December 31, 2000 and 1999

Sales for 2000 were $325.7 million versus $292.9 million for 1999, an increase of $32.8 million, or 11.2 percent. The increase in sales was primarily volume driven and was the result of growth in sales for the Applied Technologies and Distribution and Storage segments of $31.6 million and $32.4 million, respectively, offset by a $31.3 million decrease in Process Systems sales.

The Applied Technologies segment increase in sales in 2000 was largely driven by the inclusion of certain product lines of MVE totaling $70.3 million for the full year, while 1999 only included sales subsequent to April 12 and totaled $53.7 million. Additionally, MRI cryostat components showed a $6.1 million improvement over 1999.

Similar to Applied Technologies, sales by the Distribution and Storage segment benefited significantly in 2000 from the inclusion of MVE for the full year. MVE product lines contributed $97.8 million of sales toward the Distribution and Storage segment in 2000, compared with $62.1 million of sales in 1999. The packaged gas and ORCA® Micro-Bulk delivery systems demonstrated significantly improved sales due to several new long term supply agreements with the large industrial gas suppliers. The Company's Czech Republic operations also continued to increase market share in Europe as it demonstrated improved quality.

The Process Systems segment sales in 2000 reflected the significant and extended downturn in the industrial gas market for new production equipment. This market had been cyclical in the past as demonstrated by the Company's poor performance in 1993 and 1994.

Gross profit for 2000 was $96.0 million versus $77.4 million for 1999. Gross profit in 1999 was reduced by $1.2 million for acquired profit in inventory related to the MVE acquisition and $0.9 million for inventory related employee separation and plant closure costs, both of which were included in cost of sales. Gross profit margin for 2000 was 29.5 percent versus 26.4 percent for 1999. The Applied Technologies segment gross profit margin improved in 2000 compared with 1999 as its sales growth was concentrated in higher margin products, driven largely by providing system solutions instead of components. The Process Systems segment also experienced improved margins in 2000 compared with 1999, largely due to the improved volumes as the result of the Trinidad LNG project as well as several other higher margin hydrocarbon processing projects. Gross profit margin in the Distribution and Storage segment declined nearly three percentage points in 2000 compared with 1999, due to poor performance in the cryogenic services business.

SG&A expense for 2000 was $60.8 million versus $51.5 million for 1999, an increase of $9.3 million, or 18.2 percent. As a percentage of sales, SG&A expense was 18.7 percent for 2000, up from 17.6 percent for 1999. The increase as a percentage of sales largely reflected the higher marketing costs incurred in 2000 inherent in the pursuit of sales in the Applied Technologies segment, and increased medical and other employee benefit costs.

Goodwill amortization expense for 2000 was $4.9 million compared with $3.7 million for 1999. The $1.2 million increase was entirely attributable to incremental amortization expense resulting from the MVE and Northcoast acquisitions being included for the full year.

The Company recorded net employee separation and plant closure costs of $12.9 million in 1999 to reorganize its operations as a result of the MVE acquisition. The charge included a non-cash portion of $9.8 million to write-off impaired inventory, fixed assets and goodwill, and a cash portion of $3.1 million for severance and other costs related to closing a manufacturing facility. The Company terminated 188 employees in 1999 under this plan. During 2000, the Company reversed $0.7 million of the reserve due to reoccupying a leased facility previously vacated, and utilized $0.6 million of the reserve for the payment of severance benefits and lease costs for an exited facility.

The Company's 1999 financial results were negatively impacted by a non-cash charge of $22.0 million for the write-off of acquired in-process research and development ("IPR&D") related to the MVE acquisition that had no alternative future use at the date of acquisition. This total amount was determined by independent consultants who estimated the costs to develop the technology into commercially viable products, estimated cash flows resulting from the expected revenues generated by such products, and discounted the net cash flows back to their present value using a risk-adjusted discount rate.

In 2000, the Company recorded a $1.0 million gain on the sale of certain fixed assets, primarily its Westborough, Massachusetts building, on proceeds of $5.0 million in cash.

Net interest expense for 2000 was $26.7 million compared with $15.9 million for 1999, reflecting higher interest rates and interest for the full year on funds borrowed to finance the MVE acquisition.

The change in the effective income tax rate between 2000 and 1999 was primarily due to the non-deductible IPR&D expense incurred in 1999. The Company had net deferred tax assets of $11.9 million at December 31, 2000.

In 1999, the Company recorded an extraordinary charge of $12.5 million, $7.8 million net of tax, related to the early extinguishment of MVE 12.5 percent senior secured notes which had a maturity date in 2002.

As a result of the foregoing, the Company earned net income of $2.2 million in 2000, compared with a net loss of $36.3 million in 1999. Excluding non-recurring items resulting from the MVE acquisition and related reorganization, the Company had net income of $4.2 million in 1999.

Liquidity and Capital Resources

Cash provided by operations in 2001 was $13.3 million compared with $14.6 million in 2000 and cash used in operations of $5.5 million in 1999. In 2001 the Company generated cash from positive cash earnings as well as reductions in both inventory and accounts receivable. In 2000, the Company increased inventory in several of its short lead time items to service increasing sales volumes and to reduce orders lost due to backorders. The significant decrease in operating cash flow in 1999 was due primarily to the large decrease in operating income from the Process Systems segment and decreases in customer advances. As orders recover in the Process Systems segment and grow in the other segments as expected by the Company, there could be large fluctuations in cash flows depending on negotiated payment terms with customers.

Capital expenditures in 2001, 2000 and 1999 were $8.1 million, $5.6 million and $7.0 million, respectively. The Company's capital expenditures relate primarily to the Distribution and Storage segment, where new equipment was necessary as a result of the Company's reorganization plan initiated in 1999. The Company expects capital expenditures in 2002 to be similar in magnitude to the 2001 amount.

On December 15, 1999, the Company acquired certain assets relating to the cryogenic repair business operated by Air Liquide America Corporation ("Air Liquide") for $1.0 million in cash and $2.6 million in rebate credits to be given to Air Liquide on future sales. These rebate credits have been fully utilized as of December 31, 2001.

On April 12, 1999, the Company acquired the common stock of MVE for approximately $9.2 million in cash ($2.2 million net of cash acquired) and redeemed the preferred stock of MVE for approximately $74.6 million. In addition, the Company paid approximately $156.1 million to retire MVE's existing debt obligations and complete the tender offer and consent solicitation for the 12.5 percent senior secured notes due 2002 issued by MVE, Inc., a subsidiary of MVE.

On March 15, 1999, the Company acquired Northcoast for approximately $2.3 million in cash ($2.2 million net of cash acquired) and $0.7 million in the Company's Common Stock.

In order to finance the acquisition of MVE, in March 1999 the Company negotiated a consolidated credit and revolving loan facility (the "Credit Facility"), which originally provided for term loans of up to $250.0 million and a revolving credit line of $50.0 million, which may also be used for the issuance of letters of credit. The Company paid fees of $6.5 million in 1999 to establish the Credit Facility. The Credit Facility provides the agent bank with a secured interest in substantially all of the assets of the Company. The Company entered into the Series 1 Incremental Revolving Credit Facility in November 2000 and the Series 2 Incremental Revolving Credit Facility in April 2001 (collectively, the "Incremental Credit Facility"), providing a revolving credit line of $10.0 million in addition to the credit line available under the Credit Facility. Borrowings on the Incremental Credit Facility are secured by the same collateral as the Credit Facility. At December 31, 2001, the Company had borrowings of $218.2 million outstanding under the term loan portion of the Credit Facility, borrowings of $34.4 million outstanding under the revolving credit portion of the Credit Facility, borrowings of $9.0 million outstanding under the Incremental Credit Facility and letters of credit outstanding and bank guarantees totaling $15.0 million supported by the Credit Facility.

The Credit Facility was amended in August 1999, October 2000, October 2001 and December 2001 at costs to the Company of $1.2 million, $1.0 million and $0.8 million, in 1999, 2000 and 2001, respectively. The Credit Facility and Incremental Credit Facility were subsequently amended in March 2002 (the "March 2002 Amendments") at a cost of approximately $1.9 million to modify certain covenants until March 31, 2003, to defer $25.7 million of Term A and Term B amortization payments from scheduled payment dates in 2002 to 2005 and to extend the Incremental Credit Facility to March 31, 2003. The March 2002 Amendments resulted in an increase in interest rates of 0.25 percent, the addition of one financial covenant and scheduled reductions in the commitment amounts of the revolving credit lines of the Credit Facility and the Incremental Credit Facility. The March 2002 Amendments provide for the Company to prepay borrowings under the Credit Facility and Incremental Credit Facility in an aggregate amount of at least $75.0 million ("Minimum Prepayment Amount") from the net proceeds of an equity investment, sale of assets and other sources of new capital. If the Minimum Prepayment Amount is not made by September 30, 2002, the Company's interest rates will increase by another 0.25 percent, and will increase again by 0.25 percent each quarter thereafter. If the Minimum Prepayment Amount is achieved, these additional interest rate increases will be eliminated. The March 2002 Amendments also provide for the issuance of market-priced warrants to the lenders for the purchase of two percent of the Company's Common Stock at June 28, 2002. If the Minimum Prepayment Amount is not made by September 30 or December 31, 2002, the lenders will be issued market-priced warrants for the purchase of an additional five percent and three percent, respectively, of the Company's Common Stock. If at least $50.0 million of the Minimum Prepayment Amount is made from the net proceeds of an equity investment by September 30 or December 31, 2002, no warrants will be required to be issued to the lenders on those dates.

Earlier in 2001, the Company was initially pursuing subordinated debt refinancing as a method of reducing the Company's leverage ratio specific to the lenders participating in the Credit Facility. Although the Company believes subordinated debt is still one option it could pursue, the Company is continuing to pursue other potential sources of capital. Discussions are ongoing between the Company and an investor group regarding a potential junior capital investment in the Company. Proceeds from either of these transactions would be used by the Company to pay down debt obligations on its Credit Facility.

The Credit Facility, as modified by the March 2002 Amendments, contains certain covenants and conditions which impose limitations on the Company and its operating units, including meeting certain financial tests and the quarterly maintenance of certain financial ratios on a consolidated basis such as: minimum net worth, maximum leverage, minimum pre-tax interest coverage ratio, minimum fixed charge coverage ratio and minimum earnings before interest, taxes, depreciation, amortization and restructuring charges. The Company is permitted to pay cash dividends not exceeding $7.2 million in any fiscal year after January 1, 2001, but only if at both the time of payment of the dividend and immediately thereafter there is no event of default under the Credit Facility. As of December 31, 2001, the Company was not in default with the covenants and conditions of the Credit Facility due to amendments made in the fourth quarter of 2001 and the March 2002 Amendments.

In November 1996, the Board of Directors authorized a program to repurchase 2,250,000 shares of the Company's Common Stock. The amount and timing of share purchases will depend on market conditions, share price and other factors. The Company reserves the right to discontinue the repurchase program at any time. In 2001, 2000 and 1999, 50,000, 37,200, and 104,000 shares, respectively, were acquired under the program. As of December 31, 2001, 257,467 shares remain available for repurchase under the program.

As a result of the modifications made by the March 2002 Amendments, the Company currently believes that cash forecasted to be generated by operations and access to capital markets will be sufficient to satisfy its working capital, capital expenditure and debt repayment requirements for the current fiscal year.

The Company did not pay any dividends in 2001 or 2000. Dividends totaling $2.4 million, or $0.10 per share, were paid by the Company in 1999. Any future declarations of dividends are at the sole discretion of the Company's Board of Directors, subject to the conditions of the Credit Facility. No assurance can be given as to whether dividends will be declared in the future, and if declared, the amount and timing of such dividends.

The Company has chosen to present EBITDA, an alternative measure of performance, in "Item 6. Selected Financial Data" because the Company believes EBITDA is an indicator of the recurring amount of cash available to service principal and interest related to the Company's debt obligations. The Company defines EBITDA as net income (loss) before gain on sale of assets, net interest expense, derivative contracts valuation expense, income tax expense (benefit), minority interest expense, cumulative effect of change in accounting principle, extraordinary items, depreciation and amortization expense and employee separation and plant closure costs (income). The Company's definition of EBITDA may not be comparable to similarly titled measures reported by other companies. Many of the financial covenants related to the Credit Facility use a similar definition of EBITDA.

Contingencies

The Company is involved with environmental compliance, investigation, monitoring and remediation activities at certain of its operating facilities, and accrues for these activities when commitments or remediation plans have been developed and when costs can be reasonably estimated. Historical annual expenditures for these activities have been less than $0.5 million, and have been charged against the related environmental reserves. Future expenditures relating to these environmental remediation efforts are expected to be made over the next ten years as ongoing costs of remediation programs. The Company believes that any additional liability in excess of amounts accrued which may result from the resolution of such matters will not have a material adverse effect on the Company's financial position, liquidity, cash flows or results of operations.

The Company has been named as a defendant in several similar cases pending related to an accident occurring on December 7, 2000 at a nursing home outside Dayton, Ohio. This litigation is more fully described in "Item 3. Legal Proceedings."

The Company is a party to other legal proceedings incidental to the normal course of its business. Management believes that the final resolution of these matters will not have a material adverse affect on the Company's financial position, liquidity, cash flows or results of operations.

Foreign Operations

During 2001, the Company had operations in Australia, China, the Czech Republic, Germany and the United Kingdom, which accounted for 16 percent of consolidated revenues and 17 percent of total assets at December 31, 2001. Functional currencies used by these operations include the Australian Dollar, the Chinese Renminbi Yuan, the Czech Koruna, the Euro and the British Pound. The Company's German operations changed their functional currency from the Mark to the Euro effective September 30, 2001 in anticipation of the January 1, 2002 mandatory conversion. The Company is exposed to foreign currency exchange risk as a result of transactions by these subsidiaries in currencies other than their functional currencies, and from transactions by the Company's domestic operations in currencies other than the U.S. Dollar. The majority of these functional currencies and the other currencies in which the Company records transactions are fairly stable. The use of these currencies, combined with the use of foreign currency forward purchase and sale contracts, has enabled the Company to be sheltered from significant gains or losses resulting from foreign currency transactions. This situation could change if these currencies experience significant fluctuations in their value as compared to the U.S. Dollar.

Critical Accounting Policies

Allowance for Doubtful Accounts: The Company evaluates the collectibility of accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations (e.g., bankruptcy filings, substantial downgrading of credit scores), a specific reserve is recorded to reduce the receivable to the amount the Company believes will be collected. For all other customers, the Company records allowances for doubtful accounts based on the length of time the receivables are past due and historical experience. If circumstances change (e.g., higher-than-expected defaults or an unexpected material adverse change in a customer's ability to meet its financial obligations), the Company's estimates of the collectibility of amounts due could be reduced by a material amount.

Inventory Valuation Reserves: The Company values its inventory based on a combination of factors. In circumstances where the Company is aware of a specific problem in the valuation of a certain item, a specific reserve is recorded to reduce the item to its net realizable value. For all other inventory, the Company recognizes reserves based on the actual usage in recent history and projected usage in the near-term. If circumstances change (e.g., lower-than-expected usage), estimates of the net realizable value could be reduced by a material amount.

Revenue Recognition—Long-Term Contracts: The Company recognizes revenue and profit as work on long-term contracts progresses using the percentage of completion method of accounting, which relies on estimates of total expected contract revenues and costs. The Company follows this method since reasonably dependable estimates of the revenue and costs applicable to various stages of a contract can be made. Since the financial reporting of these contracts depends on estimates, which are assessed continually during the term of the contract, recognized revenues and profit are subject to revisions as the contract progresses toward completion. Revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known. Accordingly, favorable changes in estimates result in additional profit recognition, and unfavorable changes in estimates result in the reversal of previously recognized revenue and profits. When estimates indicate a loss is expected to be incurred under a contract, cost of sales is charged with a provision for such loss. As work progresses under a loss contract, revenue and cost of sales continue to be recognized in equal amounts, and the excess of costs over revenues is charged to the contract loss reserve.

Derivatives: The Company holds derivative financial instruments to manage a variety of risk exposures including interest rate risks associated with long-term debt, foreign currency fluctuations for transactions with customers, and purchase commitments for certain raw materials used in production processes. Changes in the fair value of derivatives used by the Company are reflected in earnings.

To manage foreign currency and commodity risks, the Company uses exchange-traded futures contracts. The fair values of these instruments are determined from market quotes. In addition, some over-the-counter forward contracts are used to manage these risks. These forward contracts are valued in a manner similar to that used by the market to value exchange-traded contracts; that is, using standard valuation formulas with assumptions about future foreign currency exchange rates or commodity prices derived from existing exchange rates, commodity prices and interest rates observed in the market. To manage interest rate risk, two interest rate collars are used in which the Company is subject to a floor and ceiling in the calculation of its variable interest rate. The interest rate collars are valued using the market standard methodology of discounting the expected future cash payments based on an expectation of future interest rates derived from observed market interest rate curves. The Company has not changed its methods of calculating these fair values or developing the underlying assumptions. The values of these derivatives will change over time as cash receipts and payments are made and as market conditions change. The Company's derivative instruments are not subject to multiples or leverage on the underlying commodity or price index. Information about the fair values, notional amounts, and contractual terms of these instruments can be found in Note A to the consolidated financial statements and in "Item 7A. Quantitative and Qualitative Disclosures About Market Risk."

The Company does not believe it is exposed to more than a nominal amount of credit risk in interest rate and foreign currency hedges as the counterparties are established, well capitalized financial institutions.

Debt Covenants: The Company's Credit Facility requires it to maintain certain financial ratios and a minimum level of net worth as discussed in Liquidity and Capital Resources and in Note C to the consolidated financial statements. The Company's results of operations for the year ended December 31, 2001 would not have been in compliance with certain of the financial covenants of the Credit Facility. Accordingly, the Company negotiated amendments in the fourth quarter of 2001 and the March 2002 Amendments to its Credit Facility and Incremental Credit Facility, which enabled compliance. If results of operations erode further and the Company is unable to obtain future amendments or waivers from its lenders, debt under these facilities would be in default and callable by the lenders. The Company believes its results of operations will improve for the year ending December 31, 2002 and thereafter and the likelihood of defaulting on debt covenants during 2002 is unlikely, absent any material negative event affecting the United States economy as a whole. Expectations of future operating results and continued compliance with debt covenants cannot be assured and the lenders' actions are not under the control of the Company. If projections of future operating results are not achieved and debt is placed in default, the Company would experience a material adverse impact on its reported financial position and results of operations.

Pensions: The Company accounts for its defined benefit pension plans in accordance with SFAS No. 87, "Employers' Accounting for Pensions," which requires that amounts recognized in financial statements be determined on an actuarial basis. The Company's funding policy is to contribute at least the minimum funding amounts required by law. SFAS No. 87 and the policies used by the Company, notably the use of a calculated value of plan assets (which is further described below), generally reduce the volatility of pension expense from changes in pension liability discount rates and the performance of the pension plans' assets.

The most significant element in determining the Company's pension expense in accordance with SFAS No. 87 is the expected return on plan assets. The Company has assumed that the expected long-term rate of return on plan assets will be 9.25 percent for the United States plans and 7.5 percent for the United Kingdom plan. Over the long term, the investment strategy employed with the Company's pension plan assets has earned in excess of such rates; therefore, the Company believes its assumptions are reasonable. The assumed long-term rate of return on assets is applied to the market value of plan assets. This produces the expected return on plan assets that is included in pension expense. The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains or losses affects the calculated value of plan assets and, ultimately, future pension expense. The plan assets have earned a rate of return substantially less than the assumed rates in the last two years. Should this trend continue, future pension expense would likely increase.

At the end of each year, the Company determines the rate to be used to discount plan liabilities. The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, the Company looks to rates of return on high quality, fixed-income investments that receive one of the two highest ratings given by a recognized rating agency. At December 31, 2001, the Company determined this rate to be 7.5 percent for the United States plans and 6.0 percent for the United Kingdom plan. Changes in discount rates over the past three years have not materially affected pension expense, and the net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, have been deferred as allowed by SFAS No. 87.

At December 31, 2001, the Company's consolidated net pension liability recognized was $3.2 million, down from $4.1 million at December 31, 2000. The decrease was principally due to $1.7 million of pension contributions made by the Company in 2001. For the year ended December 31, 2001, the Company recognized consolidated pretax pension expense of $0.9 million, up from $0.7 million in 2000. The Company currently expects that consolidated pension expense for 2002 will not be materially different from 2001.

Deferred Tax Assets: As of December 31, 2001, the Company has approximately $15.1 million of net deferred tax assets related principally to various accruals and reserves and loss carryforwards. The realization of these assets is based upon estimates of future taxable income. In preparing estimates of future taxable income, the Company has used the same assumptions and projections utilized in its internal five-year forecasts. Based on these projections, the Company estimates that the domestic loss carryforwards will be fully utilized prior to their expiration. The Company is uncertain whether the foreign loss carryforwards will be utilized and, accordingly, has recorded a valuation allowance of $2.8 million. Estimates of future earnings are based on management's expectations and beliefs concerning future events and are subject to uncertainties and factors relating to the Company's operations and business environment, all of which are difficult to predict and many of which are beyond the control of the Company. Should the Company not generate taxable income in the future, increases in the valuation allowance would be required.

Recently Issued Accounting Standards

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" which amends SFAS No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies," and is effective for all companies. The Statement addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company does not expect these Statements to have a material impact on the Company's financial position, liquidity, cash flows or results of operations.

Certain Factors that may Affect future results

In addition to other information in this Annual Report on Form 10-K, the following factors could cause results to differ materially from those anticipated or otherwise expressed or implied by forward-looking statements made in this Annual Report on Form 10-K and presented elsewhere by the Company's management from time to time.

Availability of Additional Sources of Financing and Capital: The Company must raise equity or other sources of capital in order to prevent certain events from occurring under its Credit Facility, including interest rate pricing increases and the issuance of warrants to its lenders. While the Company is currently engaged in discussions with an investor group regarding a potential junior capital investment in Chart, there can be no assurance that the Company will be able to consummate a capital investment from the investment group or obtain additional capital from other sources on reasonable terms or at all.

Satisfying Debt Covenants and Paying Down Debt Under the Credit Facility: The Company's Credit Facility requires it to maintain certain financial ratios and a minimum level of net worth as discussed in Liquidity and Capital Resources and Note C to the consolidated financial statements. The Company's results of operations for the year ended December 31, 2001 would not have been in compliance with certain of the financial covenants of the Credit Facility. Accordingly, the Company negotiated amendments in the fourth quarter of 2001 and the March 2002 Amendments which enabled compliance and will be effective to March 31, 2003. While the Company believes its results of operations will improve for the year ending December 31, 2002 and thereafter, expectations of future operating results, continued compliance with debt covenants and making required payments cannot be assured and the lenders' actions are not under the control of the Company as to granting the Company further covenant and other relief in the future.

Recovery of Core Businesses and Current Economic Conditions: Certain of the Company's core businesses have been underperforming over the past few years. While the Company expects to see an upturn in 2002 in the various markets its underperforming core businesses serve, there can be no assurance that such an upturn will occur or that the businesses' performance will be markedly improved in 2002. Moreover, current world economic and political conditions, including the events of September 11th, may reduce the willingness of the Company's customers and prospective customers to commit funds to purchase its products and services.

Forward-Looking Statements

The Company is making this statement in order to satisfy the "safe harbor" provisions contained in the Private Securities Litigation Reform Act of 1995. This Annual Report on Form 10-K includes forward-looking statements relating to the business of the Company. In some cases, forward-looking statements may be identified by terminology such as "may," "will," "should," "expects," "anticipates," "believes," "projects," "forecasts," "continue" or the negative of such terms or comparable terminology. Forward-looking statements contained herein or in other statements made by the Company are made based on management's expectations and beliefs concerning future events impacting the Company and are subject to uncertainties and factors relating to the Company's operations and business environment, all of which are difficult to predict and many of which are beyond the control of the Company, that could cause actual results of the Company to differ materially from those matters expressed or implied by forward-looking statements. The Company believes that the following factors, among others, could affect its future performance and cause actual results of the Company to differ materially from those expressed or implied by forward-looking statements made by or on behalf of the Company: (a) general economic, political, business and market conditions and foreign currency fluctuations; (b) competition; (c) decreases in spending by its industrial customers; (d) the loss of a major customer or customers; (e) the effectiveness of operational changes expected to increase efficiency and productivity; (f) the ability of the Company to manage its fixed-price contract exposure; (g) the ability of the Company to pass on increases in raw material prices, including as a result of tariffs; (h) the Company's relations with its employees; (i) the extent of product liability claims asserted against the Company; (j) variability in the Company's operating results; (k) the ability of the Company to attract and retain key personnel; (l) the costs of compliance with environmental matters; (m) the ability of the Company to protect its proprietary information; (n) the ability of the Company to access additional sources of capital; (o) the ability of the Company to satisfy debt covenants, pay down its debt and restructure its debt arrangements; and (p) the threat of terrorism and the impact of responses to that threat.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

In the normal course of business, the Company's operations are exposed to continuing fluctuations in foreign currency values and interest rates that can affect the cost of operating and financing. Accordingly, the Company addresses a portion of these risks through a program of risk management.

The Company's primary interest rate risk exposure results from the Credit Facility's various floating rate pricing mechanisms. This interest rate exposure is managed by the use of interest rate collars on approximately 50 percent of the term debt and to a lesser extent by varying LIBOR maturities in the entire Credit Facility. The fair value of the contracts related to the collars at December 31, 2001 is a liability of $2.3 million. If interest rates were to increase 200 basis points (2 percent) from December 31, 2001 rates, and assuming no changes in debt from the December 31, 2001 levels, the additional annual expense would be approximately $5.2 million on a pre-tax basis.

The Company has assets, liabilities and cash flows in foreign currencies creating foreign exchange risk, the primary foreign currencies being the British Pound, the Czech Koruna and the Euro. Monthly measurement, evaluation and forward exchange contracts are employed as methods to reduce this risk. The Company enters into foreign exchange forward contracts to hedge anticipated and firmly committed foreign currency transactions. The Company does not hedge foreign currency translation or foreign currency net assets or liabilities. The terms of the derivatives are one year or less. If the value of the U.S. dollar were to strengthen 10 percent relative to the currencies in which the Company has foreign exchange forward contracts at December 31, 2001, the result would be a loss in fair value of approximately $0.2 million.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of Chart Industries, Inc.

We have audited the accompanying consolidated balance sheets of Chart Industries, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chart Industries, Inc. and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note A to the consolidated financial statements, on January 1, 2001 the Company changed its method of accounting for derivative financial instruments.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio
March 31, 2002

CHART INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2000
	(Dollars in thousands, except per share amounts)	
ASSETS		
Current Assets		
Cash and cash equivalents	$ 11,801	$ 4,921
Accounts receivable, net of allowances of $1,401 and $2,087	45,427	53,917
Inventories, net	56,490	66,987
Unbilled contract revenue	7,391	13,415
Deferred income taxes	10,170	10,084
Prepaid expenses	1,735	1,350
Other current assets	6,766	5,460
Total Current Assets	139,780	156,134
Property, plant and equipment, net	62,070	63,382
Goodwill, net of accumulated amortization of $14,583 and $9,586	168,282	173,128
Other assets, net	38,848	37,199
TOTAL ASSETS	$408,980	$429,843
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 25,634	$ 36,265
Customer advances and billings in excess of contract revenue	9,290	4,420
Accrued salaries, wages and benefits	12,353	16,453
Warranty reserves	3,492	6,150
Other current liabilities	19,772	24,838
Current portion of long-term debt	12,963	25,484
Total Current Liabilities	83,504	113,610
Long-term debt	259,120	244,386
Other long-term liabilities	17,016	17,003
Shareholders' Equity		
Preferred stock, 1,000,000 shares authorized, none issued or outstanding		
Common stock, par value $.01 per share—60,000,000 shares authorized and 24,917,187 shares issued at December 31, 2001; 30,000,000 shares authorized and 24,559,512 shares issued at December 31, 2000	249	245
Additional paid-in capital	42,832	42,140
Retained earnings	14,699	19,857
Accumulated other comprehensive loss	(7,670)	(5,724)
Treasury stock, at cost, 109,437 and 206,959 shares at December 31, 2001 and 2000, respectively	(770)	(1,674)
	49,340	54,844
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$408,980	$429,843

The accompanying notes are an integral part of these consolidated financial statements.

CHART INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,		
	2001	2000	1999
	(Dollars and shares in thousands, except per share amounts)		
Sales	$327,990	$325,700	$292,937
Cost of sales	241,629	229,671	215,556
Gross profit	86,361	96,029	77,381
Selling, general and administrative expense	60,128	60,838	51,455
Goodwill amortization expense	5,017	4,921	3,670
Employee separation and plant closure costs (income)	2,375	(614)	11,982
Equity income in joint venture	(525)	(35)	
Acquired in-process research and development			22,010
	66,995	65,110	89,117
Operating income (loss)	19,366	30,919	(11,736)
Other income (expense):			
Gain on sale of assets	538	1,041	2,505
Interest expense, net	(21,589)	(26,676)	(15,854)
Derivative contracts valuation expense	(2,876)		
	(23,927)	(25,635)	(13,349)
Income (loss) before income taxes, minority interest, cumulative effect of change in accounting principle and extraordinary item	(4,561)	5,284	(25,085)
Income tax expense (benefit):			
Current	1,034	985	4,325
Deferred	(636)	2,027	(1,110)
	398	3,012	3,215
Income (loss) before minority interest, cumulative effect of change in accounting principle and extraordinary item	(4,959)	2,272	(28,300)
Minority interest, net of taxes	(111)	(117)	(171)
Income (loss) before cumulative effect of change in accounting principle and extraordinary item	(5,070)	2,155	(28,471)
Cumulative effect of change in accounting principle, net of taxes	(88)		
Income (loss) before extraordinary item	(5,158)	2,155	(28,471)
Extraordinary loss on early extinguishment of debt, net of taxes of $4,650			(7,809)
Net income (loss)	$ (5,158)	$ 2,155	$ (36,280)
Net income (loss) per common share:			
Income (loss) before cumulative effect of change in accounting principle and extraordinary item	$ (0.21)	$ 0.09	$ (1.20)
Cumulative effect of change in accounting principle, net of taxes	(0.00)		
Extraordinary item, net of taxes			(0.33)
Net income (loss) per common share	$ (0.21)	$ 0.09	$ (1.53)
Net income (loss) per common share—assuming dilution:			
Income (loss) before cumulative effect of change in accounting principle and extraordinary item	$ (0.21)	$ 0.09	$ (1.20)
Cumulative effect of change in accounting principle, net of taxes	(0.00)		
Extraordinary item, net of taxes			(0.33)
Net income (loss) per common share—assuming dilution	$ (0.21)	$ 0.09	$ (1.53)
Shares used in per share calculations	24,573	24,110	23,660
Shares used in per share calculations—assuming dilution	24,573	24,326	23,660

The accompanying notes are an integral part of these consolidated financial statements.

CHART INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock				Accumulated		
	Shares Outstanding	Amount	Additional Paid-in Capital	Retained Earnings	Other Comprehensive Loss	Treasury Stock	Total Shareholders' Equity
	(Dollars and shares in thousands, except per share amounts)						
Balance at January 1, 1999	23,566	$243	$43,367	$ 56,352	$ (358)	$(6,450)	$ 93,154
Net loss				(36,280)			(36,280)
Other comprehensive loss:							
Foreign currency translation adjustment					(303)		(303)
Comprehensive loss							(36,583)
Dividends ($0.10 per share)				(2,370)			(2,370)
Treasury stock acquisitions	(104)					(728)	(728)
Stock options, including tax benefit	4		(23)			31	8
Contribution of stock to employee benefit plans	249		(847)			2,155	1,308
Other	102	1	722				723
Balance at December 31, 1999	23,817	244	43,219	17,702	(661)	(4,992)	55,512
Net income				2,155			2,155
Other comprehensive loss:							
Foreign currency translation adjustment					(5,063)		(5,063)
Comprehensive loss							(2,908)
Treasury stock acquisitions	(37)					(156)	(156)
Stock options, including tax benefit	50		(259)			398	139
Contribution of stock to employee benefit plans	523	1	(794)			3,076	2,283
Other			(26)				(26)
Balance at December 31, 2000	24,353	245	42,140	19,857	(5,724)	(1,674)	54,844
Net loss				(5,158)			(5,158)
Other comprehensive loss:							
Foreign currency translation adjustment					(768)		(768)
Minimum pension liability adjustment, net of taxes of $737					(1,178)		(1,178)
Comprehensive loss							(7,104)
Treasury stock acquisitions	(50)					(181)	(181)
Stock options, including tax benefit	17	1	50				51
Contribution of stock to employee benefit plans	488	3	620			1,085	1,708
Other			22				22
Balance at December 31, 2001	24,808	$249	$42,832	$ 14,699	$(7,670)	$ (770)	$ 49,340

The accompanying notes are an integral part of these consolidated financial statements.

CHART INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
OPERATING ACTIVITIES			
Net income (loss)	$ (5,158)	$ 2,155	$ (36,280)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Cumulative effect of change in accounting principle	88		
Loss on early extinguishment of debt			12,459
Acquired in-process research and development			22,010
Acquired profit in inventory			1,162
Employee separation and plant closure costs (income)	1,403	(704)	9,790
Gain on sale of assets	(538)	(1,041)	(2,505)
Depreciation and amortization	18,187	17,864	16,909
Equity income from joint venture	(525)	(35)	
Foreign currency transaction loss (gain)	148	(233)	(232)
Minority interest	182	190	280
Deferred income tax expense (benefit)	(636)	2,027	(5,449)
Contribution of stock to employee benefit plans	1,708	2,283	1,308
Increase (decrease) in cash resulting from changes in operating assets and liabilities:			
Accounts receivable	7,151	5,577	(462)
Inventory and other current assets	13,268	(26,322)	1,618
Accounts payable and other current liabilities	(26,766)	11,487	(14,110)
Billings in excess of contract revenue and customer advances	4,761	1,398	(12,012)
Net Cash Provided By (Used In) Operating Activities	13,273	14,646	(5,514)
INVESTING ACTIVITIES			
Capital expenditures	(8,145)	(5,581)	(7,047)
Acquisitions, net of cash acquired			(4,410)
Redemption of preferred stock			(74,642)
Proceeds from sale of assets	2,365	5,000	3,300
Other investing activities	(714)	154	605
Net Cash Used In Investing Activities	(6,494)	(427)	(82,194)
FINANCING ACTIVITIES			
Borrowings on revolving credit facilities	106,740	112,254	96,305
Repayments on revolving credit facilities	(89,945)	(102,693)	(87,082)
Borrowings for acquisitions			250,000
Principal payments on long-term debt	(15,313)	(18,288)	(148,957)
Premiums on repurchase of long-term debt			(12,459)
Deferred financing costs	(848)	(1,015)	(7,698)
Purchases of treasury stock	(181)	(156)	(728)
Stock options exercised	51	139	8
Dividends paid to shareholders			(2,370)
Net Cash Provided By (Used In) Financing Activities	504	(9,759)	87,019
Net increase (decrease) in cash and cash equivalents	7,283	4,460	(689)
Effect of exchange rate changes on cash	(403)	(1,853)	834
Cash and cash equivalents at beginning of year	4,921	2,314	2,169
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 11,801	$ 4,921	$ 2,314

The accompanying notes are an integral part of these consolidated financial statements.

CHART INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

Note A—Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations: Chart Industries, Inc. (the "Company") manufactures standard and custom-built industrial process equipment primarily used for low-temperature and cryogenic applications. The Company has developed an expertise in cryogenic systems and equipment, which operate at low temperatures sometimes approaching absolute zero. The majority of the Company's products, including vacuum-insulated containment vessels, heat exchangers, cold boxes and other cryogenic components, are used throughout the liquid-gas supply chain for the purification, liquefaction, distribution, storage and use of industrial gases and hydrocarbons. Headquartered in Cleveland, Ohio, the Company has domestic operations located in 12 states and international operations located in Australia, China, the Czech Republic, Germany and the United Kingdom.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions are eliminated in consolidation. Investments in affiliates where the Company's ownership is between 20 percent and 50 percent, or where the Company does not have control but has the ability to exercise significant influence over operations or financial policy, are accounted for under the equity method.

Reclassifications: Certain prior year amounts have been reclassified to conform to current year presentation.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentrations of Credit Risks: Financial instruments that potentially subject the Company to concentrations of credit risks primarily consist of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. The concentration of trade receivable credit risk is generally limited due to the Company's customers being spread across the industrial gas, hydrocarbon and chemical processing industries in several countries. The Company's management has established certain credit requirements that its customers must meet before sales credit is extended. The Company monitors the financial condition of its customers to help ensure collections and to minimize losses. For certain domestic and foreign customers, the Company requires customer advances, letters of credit and other such guarantees of payment. For certain foreign customers, the Company also purchases credit and political risk insurance.

Cash and Cash Equivalents: The Company considers all investments with an initial maturity of three months or less when purchased to be cash equivalents. The December 31, 2001 and 2000 balances include money market investments and cash.

CHART INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share amounts)

Note A—Nature of Operations and Summary of Significant Accounting Policies—Continued

Inventories: Inventories are stated at the lower of cost or market with cost being determined by both the last-in, first-out ("LIFO") method (approximately 13 percent of total inventory at December 31, 2001 and 2000, respectively), and the first-in, first-out ("FIFO") method. The components of inventory are as follows:

	December 31,	
	2001	2000
Raw materials and supplies	$31,004	$35,931
Work in process	14,639	17,998
Finished goods	10,997	13,362
LIFO reserve	(150)	(304)
	$56,490	$66,987

Property, Plant and Equipment: Property, plant and equipment are stated on the basis of cost. Expenditures for maintenance, repairs and renewals are charged to expense as incurred, whereas major betterments are capitalized. The cost of applicable assets is depreciated over their estimated useful lives. Depreciation is computed using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Depreciation expense was $9,722, $9,796 and $10,781 in 2001, 2000 and 1999, respectively. The following table shows original costs and the estimated useful lives by classification of assets:

		December 31,	
Classification	Expected Useful Life	2001	2000
Land and buildings	20-35 years (buildings)	$ 39,010	$36,017
Machinery and equipment	3-12 years	50,612	48,768
Furniture and fixtures	3-5 years	9,523	7,777
Construction in process		3,279	1,279
		102,424	93,841
Less accumulated depreciation		40,354	30,459
Total property, plant and equipment, net		$ 62,070	$63,382

Property, plant and equipment and intangible assets are periodically evaluated for impairment. The Company assesses impairment for each of its operating units by measuring future cash flows against the carrying value of these long-lived assets. If the future undiscounted cash flows are less than the carrying value of the assets, an impairment reserve is recorded in the period identified. Measurement of impairment is based upon discounted cash flows, asset appraisals or market values of similar assets.

Goodwill and Other Intangible Assets: All intangible assets are carried at cost less applicable amortization. Goodwill represents the excess of purchase price over the fair value of net assets acquired in purchase business combinations. Goodwill is amortized using the straight-line method over the periods of expected benefit, but not in excess of 40 years. Total amortization expense of all intangibles was $8,465, $8,068, and $6,128 in 2001, 2000 and 1999, respectively. Accumulated amortization for all intangibles was $23,684 and $15,787 at December 31, 2001 and 2000, respectively.

(Dollars in thousands, except per share amounts)

Note A—Nature of Operations and Summary of Significant Accounting Policies—Continued

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to impairment tests in accordance with SFAS No. 142. Other intangible assets will continue to be amortized over their useful lives. The Company will apply the new rules on accounting for goodwill and other intangible assets effective January 1, 2002. Application of the non-amortization provisions of SFAS No. 142 is expected to result in an annual increase in the Company's net income of approximately $5.0 million, or $0.20 per share, assuming dilution. The Company does not expect to identify any indefinite lived intangible assets. The Company plans to complete step one of the transitional impairment tests of goodwill by June 30, 2002. The Company has not yet determined the effect, if any, such tests will have on the financial statements of the Company.

Financial Instruments: The fair values of cash equivalents, accounts receivable and short-term bank debt approximate their carrying amount because of the short maturity of these instruments. The fair value of long-term debt is estimated based on the present value of the underlying cash flows discounted at the Company's estimated borrowing rate. At December 31, 2001 and 2000, the fair value of the Company's long-term debt approximated its carrying value.

Derivative Instruments: Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138. The standard requires that all derivative instruments be recorded on the balance sheet at fair value and establishes criteria for designation and effectiveness of the hedging relationships.

The Company utilizes certain derivative financial instruments to enhance its ability to manage risk, including interest rate and foreign currency exposures which exist as part of ongoing business operations. Derivative instruments are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. The Company does not enter into contracts for speculative purposes, nor is it a party to any leveraged derivative instrument.

The Company's primary interest rate risk exposure results from the Credit Facility's various floating rate pricing mechanisms. The Company has entered into two interest rate derivative contracts to manage this interest rate exposure relative to the Term A and Term B portions of the Credit Facility. These contracts had an original notional value of $125,000 and amortize following the Company's amortization schedule for its term borrowings under the Credit Facility. These agreements are generally described as collars and result in putting a cap on the base LIBOR interest rate at approximately 7.0 percent and a floor at approximately 5.0 percent for approximately half the Company's floating rate term debt. The Company's interest rate collars do not qualify as hedges under the provisions of SFAS No. 133. The Statement requires such collars to be recorded in the consolidated balance sheet at fair value. Changes in their fair value must be recorded in the consolidated statement of operations. Accordingly, the Company recorded a cumulative effect of a change in accounting principle, net of income taxes, as an adjustment to operations as of January 1, 2001. The fair value of the Company's interest rate collars at December 31, 2001 of $2,278 is recorded in accrued interest, and the change in their fair value during 2001 of $2,876 is recorded in derivative contracts valuation expense.

(Dollars in thousands, except per share amounts)

Note A—Nature of Operations and Summary of Significant Accounting Policies—Continued

The Company is exposed to foreign currency exchange risk as a result of transactions in currencies other than the functional currency of certain subsidiaries. The Company utilizes foreign currency forward purchase and sale contracts to manage the volatility associated with foreign currency purchases and certain intercompany transactions in the normal course of business. Contracts typically have maturities of less than one year. Principal currencies include the Euro, British Pound and Czech Koruna.

The Company's foreign currency forward contracts do not qualify as hedges under the provisions of SFAS No. 133. Accordingly, the Company recorded a cumulative effect of a change in accounting principle, net of income taxes, as an adjustment to net income as of January 1, 2001. The change in fair value of the foreign currency forward contracts during 2001 was not material.

The Company held foreign exchange forward contracts for notional amounts as follows:

	December 31, 2001	December 31, 2000	
	Sell	Buy	Sell
French Francs		$221	
German Deutschmarks			$2,409
United States Dollars	$ 500		320
Euros	1,358	120	272
	$1,858	$341	$3,001
Fair Value	$1,865	$339	$2,956

Shareholders' Equity: The Company reports comprehensive income (loss) in its consolidated statement of shareholders' equity. The components of accumulated other comprehensive loss are as follows:

	December 31,	
	2001	2000
Foreign currency translation adjustments	$6,492	$5,724
Minimum pension liability adjustments, net of taxes of $737	1,178	
	$7,670	$5,724

Revenue Recognition: For the majority of the Company's products, revenue is recognized when products are shipped, title has transferred and collection is reasonably assured. For these products, there is also persuasive evidence of an arrangement and the selling price to the buyer is fixed or determinable. For product lines in the Process Systems and Equipment segment, engineered tanks, and liquefied natural gas fueling stations, the Company uses the percentage of completion method of accounting. Earned revenue is based on the percentage that incurred costs to date bear to total estimated costs at completion after giving effect to the most current estimates. Earned revenue on contracts in process at December 31 totaled $39,344, $33,815 and $27,157 in 2001, 2000 and 1999, respectively. Timing of amounts billed on contracts varies from contract to contract causing significant variation in working capital needs. Amounts billed on percentage of completion contracts in process at December 31 totaled $38,407, $25,045 and $23,232 in 2001, 2000 and 1999, respectively. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the period in which these changes become known. Earned revenue reflects the original contract price adjusted for agreed upon claims and change orders, if any. Losses expected to be incurred on contracts in process, after consideration of estimated minimum recoveries from claims and change orders, are charged to operations as soon as such losses are known.

(Dollars in thousands, except per share amounts)

Note A—Nature of Operations and Summary of Significant Accounting Policies—Continued

Advertising Costs: The Company incurred advertising costs of $2,678, $3,108 and $3,366 in 2001, 2000 and 1999, respectively. These costs are expensed as incurred.

Research and Development Costs: The Company incurred research and development costs of $4,101, $3,671 and $3,469 in 2001, 2000 and 1999, respectively. These costs are expensed as incurred.

Foreign Currency Translation: The functional currency for the majority of the Company's foreign operations is the applicable local currency. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The resulting translation adjustments are recorded as a component of shareholders' equity. Gains or losses resulting from foreign currency transactions are charged to income as incurred.

Deferred Income Taxes: The Company and its subsidiaries file a consolidated federal income tax return. Deferred income taxes are provided for temporary differences between financial reporting and the consolidated tax return in accordance with the liability method.

Employee Stock Options: The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, compensation expense is not recognized. The Company is accounting for the 400,000 performance related options issued as part of the 2000 Executive Incentive Stock Option Plan as a variable plan. The Company has not recognized any compensation expense under this plan as the market value of the Company's stock was less than the option exercise price when the performance criteria were met.

Earnings Per Share: The following table sets forth the computation of basic and diluted earnings per share. The assumed conversion of the Company's potentially dilutive securities (employee stock options and warrants), before giving effect to the cumulative effect of a change in accounting principle and extraordinary item, was anti-dilutive for 2001 and 1999, respectively. As a result, the calculation of diluted net loss per share for 2001 and 1999 set forth below does not reflect any assumed conversion. The amount of potentially dilutive securities is presented in the table for all years, however, to give an indication of the potential dilution that may occur in future years.

CHART INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share amounts)

Note A—Nature of Operations and Summary of Significant Accounting Policies—Continued

	Years Ended December 31,		
	2001	2000	1999
	(Shares in thousands)		
Income (loss) before cumulative effect of change in accounting principle and extraordinary item	$(5,070)	$ 2,155	$(28,471)
Cumulative effect of change in accounting principle, net of taxes	(88)		
Extraordinary item, net of taxes			(7,809)
Net income (loss)	$(5,158)	$ 2,155	$(36,280)
Weighted-average common shares	24,573	24,110	23,660
Effect of dilutive securities:			
Employee stock options and warrants	141	216	240
Dilutive potential common shares	24,714	24,326	23,900
Net income (loss) per common share:			
Income (loss) before cumulative effect of change in accounting principle and extraordinary item	$ (0.21)	$ 0.09	$ (1.20)
Cumulative effect of change in accounting principle, net of taxes	(0.00)		
Extraordinary item, net of taxes			(0.33)
Net income (loss) per common share	$ (0.21)	$ 0.09	$ (1.53)
Net income (loss) per common share—assuming dilution:			
Income (loss) before cumulative effect of change in accounting principle and extraordinary item	$ (0.21)	$ 0.09	$ (1.20)
Cumulative effect of change in accounting principle, net of taxes	(0.00)		
Extraordinary item, net of taxes			(0.33)
Net income (loss) per common share—assuming dilution	$ (0.21)	$ 0.09	$ (1.53)

Recently Issued Accounting Standards: In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" which amends SFAS No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies," and is effective for all companies. This statement addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company does not expect this statement to have a material impact on the Company's financial position, liquidity, cash flows or results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company does not expect this statement to have a material impact on the Company's financial position, liquidity, cash flows or results of operations.

(Dollars in thousands, except per share amounts)

Note B—Balance Sheet Components

	December 31,	
	2001	2000
Other current assets:		
Deposits	$ 511	$ 259
Investment in leases	518	391
Other investments		977
Other receivables	5,737	3,833
	$ 6,766	$ 5,460
Other assets, net:		
Deferred financing costs, net	$ 7,253	$ 7,991
Existing technologies, net	4,041	5,389
Patents, trademarks and intellectual property, net	5,397	5,969
Equity investment in Coastal Fabrication joint venture	1,295	770
Investment in Restaurant Technologies, Inc.		1,626
Investment in leases	883	1,181
Cash value life insurance	1,881	1,068
Prepaid pension cost	1,330	1,587
Deferred income taxes	14,624	11,324
Other	2,144	294
	$38,848	$37,199
Other current liabilities:		
Accrued interest	$ 5,108	$ 5,577
Accrued income taxes	2,371	4,362
Accrued other taxes	1,713	1,990
Accrued rebates	1,852	2,899
Accrued employee separation and plant closure costs	486	
Deferred income taxes	3,307	2,671
Accrued other	4,935	7,339
	$19,772	$24,838
Other long-term liabilities:		
Deferred income taxes	$ 6,412	$ 6,823
Accrued environmental	3,189	3,298
Accrued pension cost	6,480	5,658
Minority interest	858	1,094
Other	77	130
	$17,016	$17,003

(Dollars in thousands, except per share amounts)

Note C—Debt and Credit Arrangements

The following table shows the components of the Company's borrowings at December 31, 2001 and 2000, respectively.

	December 31,	
	2001	2000
Term loan A, due March 2005, quarterly principal payments, average interest rate of 5.49% at December 31, 2001	$100,000	$112,500
Term loan B, due March 2006, quarterly principal payments, average interest rate of 5.94% at December 31, 2001	118,191	119,095
Revolving Credit Facility, due March 2005, average interest rate of 5.11% at December 31, 2001	34,400	28,000
Series 1 and Series 2 Incremental Revolving Credit Facilities, due March 2003, average interest rate of 10.25% at December 31, 2001	9,000	
Industrial Development Revenue Bonds, due June 2006, semi-annual principal payments, average interest rate of 1.95% at December 31, 2001	1,980	2,420
Revolving foreign credit facility	4,042	2,351
Several notes payable with varying principal and interest payments	4,470	5,504
Total debt	272,083	269,870
Less: current maturities	12,963	25,484
Long-term debt	$259,120	$244,386

In order to finance the acquisition of MVE Holdings, Inc. ("MVE"), in March 1999 the Company negotiated a consolidated credit and revolving loan facility (the "Credit Facility"), which originally provided for term loans of up to $250,000 and a revolving credit line of $50,000, which may also be used for the issuance of letters of credit. The Company paid fees of $6,542 in 1999 to establish the Credit Facility. The Credit Facility provides the agent bank with a secured interest in substantially all of the assets of the Company.

The Company entered into the Series 1 Incremental Revolving Credit Facility in November 2000 and the Series 2 Incremental Revolving Credit Facility in April 2001 (collectively, the "Incremental Credit Facility"), providing a revolving credit line of $10,000 in addition to the credit line available under the Credit Facility. Borrowings on the Incremental Credit Facility are secured by the same collateral as the Credit Facility and bear interest, at the Company's option, at rates equal to the prime rate (4.75 percent at December 31, 2001) plus 2.5 percent or LIBOR plus 3.5 percent. The Company is also required to pay a commitment fee of 0.75 percent per annum on the average daily unused amount.

The Credit Facility was amended in August 1999, October 2000, October 2001 and December 2001 at costs to the Company of $1,156, $1,015 and $848 in 1999, 2000 and 2001, respectively. The Credit Facility and Incremental Credit Facility were subsequently amended in March 2002 (the "March 2002 Amendments") at a cost of approximately $1,900 to modify certain covenants until March 31, 2003, to defer $25,747 of Term A and Term B amortization payments from scheduled payment dates in 2002 to 2005 and to extend the Incremental Credit Facility to March 31, 2003. The March 2002 Amendments resulted in an increase in interest rates of 0.25 percent, the addition of one financial covenant and scheduled reductions in the commitment amounts of the revolving credit lines of the Credit Facility and the Incremental Credit Facility.

(Dollars in thousands, except per share amounts)

Note C—Debt and Credit Arrangements—Continued

The March 2002 Amendments call for the Company to prepay borrowings under the Credit Facility and Incremental Credit Facility in an aggregate amount of at least $75,000 ("Minimum Prepayment Amount") from the net proceeds of an equity investment, sale of assets and other sources of new capital. If the Minimum Prepayment Amount is not made by September 30, 2002, the Company's interest rates will increase by another 0.25 percent, and will increase again by 0.25 percent each quarter thereafter. If the Minimum Prepayment Amount is achieved, these additional interest rate increases will be eliminated. The March 2002 Amendments also provide for the issuance of market-priced warrants to the lenders for the purchase of two percent of the Company's Common Stock at June 28, 2002. If the Minimum Prepayment Amount is not made by September 30 or December 31, 2002, the lenders will be issued market-priced warrants for the purchase of an additional five percent and three percent, respectively, of the Company's Common Stock. If at least $50,000 of the Minimum Prepayment Amount is made from the net proceeds of an equity investment by September 30 or December 31, 2002, no warrants will be required to be issued to the lenders on those dates.

Under the terms of the Credit Facility, as modified by the March 2002 Amendments, term loans and revolving credit bear interest, at the Company's option, at rates equal to the prime rate plus incremental margins or LIBOR plus incremental margins. The incremental margins vary based on the Company's financial position and currently range from 2.0 percent to 4.75 percent. The Company has entered into two interest rate derivative contracts to manage interest rate risk exposure relative to the Term A and Term B portions of the Credit Facility. The Company is also required to pay a commitment fee of 0.5 percent per annum on the unused amount of the revolving portion of the Credit Facility. The Company has letters of credit outstanding and bank guarantees totaling $14,982 supported by the Credit Facility.

The Credit Facility, as modified by the March 2002 Amendments, contains certain covenants and conditions which impose limitations on the Company and its operating units, including meeting certain financial tests and the quarterly maintenance of certain financial ratios on a consolidated basis such as: minimum net worth, maximum leverage, minimum pre-tax interest coverage ratio, minimum fixed charge coverage ratio and minimum earnings before interest, taxes, depreciation, amortization and restructuring charges. The Company is permitted to pay cash dividends not exceeding $7,200 in any fiscal year after January 1, 2001, but only if at both the time of payment of the dividend and immediately thereafter there is no event of default under the Credit Facility. As of December 31, 2001, the Company was not in default with the covenants and conditions of the Credit Facility due to the amendments made in the fourth quarter of 2001 and the March 2002 Amendments.

Borrowings of the Credit Facility and Incremental Credit Facility outstanding at December 31, 2001 are classified in accordance with the terms of the March 2002 Amendments. The scheduled annual maturities of debt and credit arrangements at December 31, 2001, are as follows:

Year	Amount
2002	$ 12,963
2003	39,828
2004	35,436
2005	155,372
2006	28,484
	$272,083

Interest paid was $23,996, $25,859 and $11,332 in 2001, 2000 and 1999 respectively.

(Dollars in thousands, except per share amounts)

Note D—Acquisitions

The following acquisitions were accounted for using the purchase method of accounting and, accordingly, the related purchase price was allocated to assets acquired and liabilities assumed based on their estimated fair values. Results of operations for these acquisitions have been included in the consolidated results of operations since the date of acquisition.

On December 15, 1999, the Company acquired certain assets relating to the cryogenic repair business previously operated by Air Liquide for $1,000 in cash and $2,600 in rebate credits to be given to Air Liquide on sales after December 15, 1999.

On April 12, 1999, the Company acquired the common stock of MVE for $9,196 in cash ($2,225 net of cash acquired) and redeemed the preferred stock of MVE for $74,642. In addition, the Company paid $156,137 to retire MVE's existing debt obligations and complete the tender offer and consent solicitation for the 12.5 percent senior secured notes due 2002 issued by MVE Inc., a subsidiary of MVE. In allocating the purchase price, $172,353 was allocated to net liabilities assumed, including minority interests in certain consolidated subsidiaries of MVE, $22,010 was allocated to in-process research and development ("IPR&D") projects that had not reached technological feasibility and had no alternative future use, $7,690 was allocated to identifiable intangible assets which are being amortized over five years, and $151,849 was allocated to goodwill, which was being amortized over 40 years through December 31, 2001. The amount allocated to IPR&D was determined by independent consultants who estimated the costs to develop the technology into commercially viable products, estimated cash flows resulting from the expected revenues generated from such products and discounted the net cash flows back to their present value using a risk-adjusted discount rate. This amount was recognized as a non-cash expense without tax benefit at the date of acquisition.

On March 15, 1999, the Company acquired a group of privately held companies, collectively known as Northcoast Cryogenics, for approximately $2,337 in cash ($2,185 net of cash acquired) and $723 in the Company's common stock. In allocating the purchase price, $374 was allocated to net assets acquired and $2,686 was allocated to goodwill, which was being amortized over 15 years through December 31, 2001.

The Company's pro-forma unaudited results of operations for 1999, assuming consummation of the acquisition of MVE and extinguishment of the related debt as of January 1, 1999, are as follows:

Net sales	$337,754
Loss before extraordinary item	(30,412)
Loss before extraordinary item per share	(1.28)
Loss before extraordinary item per share—assuming dilution	(1.28)
Net loss	(38,221)
Net loss per share	(1.61)
Net loss per share—assuming dilution	(1.61)

(Dollars in thousands, except per share amounts)

Note E—*Employee Separation and Plant Closure Costs*

During 2001, the Company recorded employee separation and plant closure costs of $2,375. These costs included $1,566 related to the closure of the Ottawa Lake, Michigan facility and two smaller sites within the cryogenic services business of the Distribution and Storage segment, $363 for terminating 25 employees at the Company's Wolverhampton, United Kingdom heat exchangers business facility of the Process Systems and Equipment segment and $446 for terminating 45 other employees throughout the Company. The cryogenic services business charges of $1,566 included $556 for lease termination and facility closure-related costs, $566 for writing off certain leasehold improvements and fixed assets, $62 for terminating 32 employees, and $382 for moving costs and other charges. At December 31, 2001, the Company had a reserve of $486 remaining, primarily for lease termination costs.

During 1999, the Company recorded net employee separation and plant closure costs of $12,918. The charges consisted of $2,031 for the write-off of fixed assets made redundant by the acquisition of MVE, $6,823 for the write-off of impaired goodwill related to operations within the Company's Distribution and Storage segment, $1,216 for lease payments and other costs related to exiting certain facilities, $936 for the write-off of inventory to be disposed, which was classified in cost of sales, and $1,912 for severance and other costs related to the elimination of 188 positions throughout the Company. The Company utilized $11,580 of the reserve in 1999. During 2000, the Company reversed $704 of the reserve due to reoccupying a leased facility previously vacated, and utilized $346 and $288 of the reserve for the payment of severance benefits to terminated employees and the payment of lease costs for an exited facility, respectively. As of December 31, 2000, the employee separation and plant closure costs reserve was fully utilized.

Note F—Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2001, the Company had deferred tax assets, associated with domestic net operating loss carryforwards, of $5,709 which expire in years 2003 through 2020 and foreign tax credits, research and developmental credits and other credits of $887 which expire in years 2004 through 2020. Additionally, the Company had deferred tax assets associated with foreign net operating loss carryforwards of $2,766 at December 31, 2001 which have an indefinite carryforward period.

(Dollars in thousands, except per share amounts)

Note F—Income Taxes—Continued

Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,	
	2001	2000
Deferred tax assets:		
Accruals and reserves	$16,175	$15,759
Net operating loss and credit carryforwards	9,362	6,405
Pensions	1,209	
Other—net	16	387
	26,762	22,551
Valuation allowance	(2,766)	(1,692)
Total deferred tax assets	23,996	20,859
Deferred tax liabilities:		
Property, plant and equipment	5,832	4,209
Intangibles	2,222	2,651
Inventory	835	1,298
Pensions		359
Other—net	32	428
Total deferred tax liabilities	8,921	8,945
Net deferred taxes	$15,075	$11,914

The valuation allowance of $2,766 and $1,692 at December 31, 2001 and 2000, respectively, relates to foreign net operating loss carryforwards and foreign tax credit carryforwards. The Company is uncertain whether these deferred tax assets will be realized and, accordingly, has established a valuation allowance against them. Management has determined, based on the Company's history of prior earnings and its expectations for the future, that taxable income of the Company will more likely than not be sufficient to fully realize the tax benefit of the remaining net deferred tax assets.

The Company has not provided for U.S. federal income taxes on approximately $7,357 of foreign subsidiaries' undistributed earnings as of December 31, 2001 because such earnings are intended to be reinvested indefinitely. The amount of U.S. federal income tax that would result had such earnings been repatriated would approximate $2,575.

Income (loss) before income taxes, minority interest, cumulative effect of change in accounting principle and extraordinary item consists of the following:

	Years ended December 31,		
	2001	2000	1999
United States	$(6,618)	$1,517	$(24,550)
Foreign	2,057	3,767	(535)
	$(4,561)	$5,284	$(25,085)

CHART INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share amounts)

Note F—Income Taxes—Continued

Significant components of the provision for income taxes are as follows:

	Years Ended December 31,		
	2001	2000	1999
Current:			
Federal			$ 3,699
State	$ 100	$ 40	624
Foreign	934	945	2
	1,034	985	4,325
Deferred:			
Federal	(1,120)	1,612	(1,630)
State		(142)	(389)
Foreign	484	557	909
	(636)	2,027	(1,110)
	$ 398	$3,012	$ 3,215

The reconciliation of income taxes computed at the U.S. federal statutory tax rates to income tax expense is as follows:

	Years Ended December 31,		
	2001	2000	1999
Tax at U.S. statutory rates	$(1,596)	$1,849	$ (8,780)
State income taxes, net of federal tax benefit	65	(67)	153
Effective tax rate differential of earnings outside of U.S.	(386)	(16)	183
Federal tax benefit of Foreign Sales	(310)	(388)	(291)
Non-deductible goodwill	1,506	1,451	11,157
Valuation allowance	1,074	393	1,299
Other—net	45	(210)	(506)
	$ 398	$3,012	$ 3,215

The Company paid income taxes of $2,272 and $2,246 in 2001 and 1999, respectively, and received a net income tax refund of $1,693 in 2000.

Note G—Employee Benefit Plans

The Company has five defined benefit pension plans covering certain hourly and salary employees. The defined benefit plans provide benefits based primarily on the participants' years of service and compensation. The Company's funding policy is to contribute at least the minimum funding amounts required by law. Plan assets consist primarily of listed common stocks and bonds. The United States plans held 250,549 shares of the Company's Common Stock with fair values of $589 and $1,081 at December 31, 2001 and 2000, respectively.

CHART INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share amounts)

Note G—Employee Benefit Plans—Continued

The actuarially computed combined pension cost included the following components:

	Years Ended December 31,		
	2001	2000	1999
Service cost	$ 1,716	$ 1,659	$ 2,194
Interest cost	2,829	2,625	2,169
Expected return on plan assets	(3,515)	(3,310)	(5,666)
Net amortization and deferrals	(153)	(241)	3,282
Total pension cost	$ 877	$ 733	$ 1,979

The following table sets forth changes in the benefit obligation, plan assets, funded status of the plans and amounts recognized in the consolidated balance sheets as of December 31:

	2001		2000	
	U.S. Plans	U.K. Plan	U.S. Plans	U.K. Plan
Change in benefit obligation:				
January 1 benefit obligation	$22,552	$17,076	$18,753	$18,941
Exchange rate changes		(458)		(1,458)
Service cost	1,078	638	883	776
Interest cost	1,828	1,001	1,571	1,054
Benefits paid	(700)	(811)	(526)	(478)
Actuarial losses (gains) and plan changes	2,353	1,795	1,871	(1,759)
December 31 benefit obligation	$27,111	$19,241	$22,552	$17,076
Change in plan assets:				
Fair value at January 1	$19,321	$23,021	$18,351	$22,982
Exchange rate changes		(528)		(1,798)
Actual return	(1,670)	(2,836)	329	2,153
Employer contributions	1,714	4	1,167	80
Employee contributions		52		82
Benefits paid	(700)	(811)	(526)	(478)
Fair value at December 31	$18,665	$18,902	$19,321	$23,021
Net amount recognized:				
Funded status of the plans	$ (8,446)	$ (339)	$ (3,231)	$ 5,944
Unrecognized actuarial loss (gain)	3,881	524	(1,975)	(6,059)
Unrecognized prior service cost	1,145		1,250	
Net pension (liability) asset recognized	$ (3,420)	$ 185	$ (3,956)	$ (115)
Prepaid benefit cost	$ 1,145	$ 185	$ 1,587	
Accrued benefit liability	(6,480)		(5,543)	$ (115)
Minimum pension liability	1,915			
Net pension (liability) asset recognized	$ (3,420)	$ 185	$ (3,956)	$ (115)

(Dollars in thousands, except per share amounts)

Note G—Employee Benefit Plans—Continued

A minimum pension liability adjustment is required when the actuarial present value of projected benefit obligations exceeds plan assets and accrued pension liabilities.

The assumptions used in determining pension cost and funded status information for the years ended December 31, 2001 and 2000 are as follows:

	2001	2000
United States Plans		
Discount rate	7.50%	8.00%
Weighted average rate of increase in compensation	3.50%	4.00%
Expected long-term weighted average rate of return on plan assets	9.25%	9.25%
United Kingdom Plan		
Discount rate	6.00%	6.00%
Weighted average rate of increase in compensation	3.90%	4.00%
Expected long-term weighted average rate of return on plan assets	7.50%	7.50%

At December 31, 2001, the Company's four United States plans all had benefit obligations in excess of plan assets. At December 31, 2000, however, while on an overall basis benefit obligations exceeded plan assets for these four plans, one of these plans had plan assets in excess of its benefit obligation. This excess totaled $141 on benefit obligations of $3,785 at December 31, 2000.

The Company presently makes contributions to two union supported multi-employer pension plans resulting in expense of $227, $206 and $269 in 2001, 2000 and 1999, respectively.

The Company has defined contribution savings plans that cover most of its employees. Company contributions to the plans are based on employee contributions and the level of Company match and discretionary contributions. Expenses under the plans totaled $2,009, $2,184 and $1,792 for the years 2001, 2000 and 1999, respectively.

Note H—Stock Option Plans

In July 1992, the Company adopted a Key Employee Stock Option Plan (the "Key Employee Plan"), which, as amended, allows for the issuance of 1,383,750 shares of Common Stock. In May 1997, shareholders approved the Company's 1997 Stock Option and Incentive Plan (the "1997 Plan"). In May 2001, shareholders approved an amendment to the 1997 plan to increase the number of shares available for issuance under this plan by 600,000, increasing the maximum number of shares available for award to 1,462,500 shares of Common Stock. Each of these plans provides for the granting of options to purchase shares of Common Stock to certain key employees of the Company. These nonqualified stock options vest in equal annual installments over a five year period from the date of grant and are exercisable for up to 10 years at an option price determined by the Compensation Subcommittee of the Board of Directors.

(Dollars in thousands, except per share amounts)

Note H—Stock Option Plans—Continued

In May 2000, shareholders approved an amendment to the 1996 Stock Option Plan for Outside Directors to increase the number of shares available for issuance under this plan by 210,000, supplementing the previously authorized 1995 and 1994 Stock Option Plans for Outside Directors (collectively, the "Directors Plan"). The amendment increases the maximum number of shares available for awards under the Directors Plan to a total of 446,250 shares. The option price for options granted under the Directors Plan will be equal to the fair market value of a share of Common Stock on the date of grant. These nonqualified stock options become fully vested and exercisable on the first anniversary of the date of grant and are exercisable for a period of ten years.

In May 2000, shareholders approved the 2000 Executive Incentive Stock Option Plan (the "Executive Plan"), which provides for the granting of options to purchase up to 600,000 shares of Common Stock to executive employees of the Company. These nonqualified stock options are exercisable for a period of ten years and have two different vesting schedules: 200,000 options vest in equal annual installments over a five-year period and 400,000 options vest in equal annual installments over a five year period based upon the achievement of specific operating performance goals in that five year period as determined by the Compensation Subcommittee of the Board of Directors. The Company is accounting for these 400,000 performance related options as a variable plan. The operating performance goal for the year ended December 31, 2000 was met, and 80,000 options vested. The Company did not recognize any compensation expense under the Executive Plan, as the market value of the Company's stock was less than the exercise price when the performance criteria were met. The operating performance goal for the year ended December 31, 2001 was not met, and the related options were canceled in the first quarter of 2002.

Certain information for 2001, 2000 and 1999 relative to the Company's stock option plans is summarized below:

	2001		2000		1999	
	Number of Shares	Weighted Average Exercise Price	Number of shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	2,106,855	$5.62	1,397,475	$6.26	1,118,937	$6.14
Granted	206,250	2.78	843,250	4.52	315,000	6.88
Exercised	(16,875)	2.44	(49,625)	2.05	(3,500)	1.87
Expired or canceled	(146,711)	5.10	(84,245)	7.30	(32,962)	8.31
Outstanding at end of year	2,149,519	$5.41	2,106,855	$5.62	1,397,475	$6.26
Exercisable at end of year	1,162,933		826,760		663,895	
Weighted-average fair value of options granted during the year		$1.73		$2.93		$4.31
Participants at end of year	88		93		93	
Available for future grant at end of year	892,931		356,720		294,475	

(Dollars in thousands, except per share amounts)

Note H—Stock Option Plans—Continued

Exercise prices for options outstanding as of December 31, 2001 ranged from $0.08 to $21.74. The weighted-average remaining contractual life of such options is 6.8 years. Certain information for ranges of exercise prices is summarized below:

	Outstanding			Exercisable	
Exercise Price	Number of Shares	Weighted Average Exercise Price	Contractual Life	Number of Shares	Weighted Average Exercise Price
Less than $2.50	297,750	$ 2.24	4.7	191,500	$ 2.32
$2.50 to less than $5.00	849,374	4.04	7.7	313,773	3.77
$5.00 to less than $7.50	481,500	5.85	6.5	304,750	6.08
$7.50 to less than $10.00	473,918	8.22	6.7	305,433	8.28
Equal to or greater than $10.00	47,477	17.41	6.1	47,477	17.41
	2,149,519			1,162,933	

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, "Accounting for Stock-Based Compensation," which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001, 2000 and 1999:

	2001	2000	1999
Risk free interest rate	4.2%	5.2%	6.5%
Dividend yield	0.0%	0.0%	0.0%
Market price volatility factor	58.3%	57.8%	54.2%
Expected life of key employee options	7 years	7 years	7 years
Expected life of directors options	7 years	5 years	5 years
Expected life of executive options	7 years	7 years	—

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's Key Employee Plan, 1997 Plan, Directors Plan and Executive Plan stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of these stock options.

The Company's pro forma disclosures showing the estimated fair value of the options, amortized to expense over the options' vesting periods, are as follows:

	2001	2000	1999
Pro forma net income (loss)	$(5,989)	$1,073	$(37,332)
Pro forma net income (loss) per share	(0.24)	0.04	(1.58)
Pro forma net income (loss) per share—assuming dilution	(0.24)	0.04	(1.58)

(Dollars in thousands, except per share amounts)

Note I—Lease Commitments

The Company incurred $5,657, $3,702 and $2,266 of rental expense under operating leases in 2001, 2000 and 1999, respectively. At December 31, 2001, future minimum lease payments for non-cancelable operating leases for the next five years total $10,415 and are payable as follows: 2002—$2,986; 2003—$2,556; 2004—$2,226; 2005—$1,756; and 2006—$891.

Note J—Contingencies

The Company's operating units are parties, in the ordinary course of their businesses, to various legal actions related to performance under contracts, product liability and other matters, several of which actions claim substantial damages. The Company believes these legal actions will not have a material adverse effect on the Company's financial position or liquidity. The Company is subject to federal, state and local environmental laws and regulations concerning, among other matters, waste water effluents, air emissions and handling and disposal of hazardous materials such as cleaning fluids.

The Company has been named as a defendant in several similar civil cases pending related to an accident occurring on December 7, 2000 at a nursing home outside Dayton, Ohio. A nitrogen tank was connected to the nursing home's oxygen system resulting in the death of five elderly patients and injuries to five additional patients from inhaling the nitrogen. The claims against the Company in these cases include negligence, strict product liability, failure to warn, negligence per se, breach of warranty, punitive damages, loss of consortium and negligent infliction of emotional distress. The allegations underlying the claims include defective or deficient manufacture, construction, design, labeling, formulation and warnings with regard to a cylinder. The plaintiffs in these cases are seeking, in total, $28,500 in compensatory damages, $30,000 in punitive damages, $2,000 for loss of consortium damages, prejudgment and post-judgment interest and costs and fees from the Company and other defendants named in the claims. The Company is vigorously defending all of these cases and has filed its answer, denied all liability and cross-claimed for contribution from certain co-defendants. Certain co-defendants have filed cross-claims against the Company claiming contribution. Certain of these cases have been settled with the other defendants, and others are scheduled to be mediated. The Company is not involved in any of the mediation or settlement negotiations, in part because the Company has not received any settlement demands. Additionally, the Company believes that the claims made against it are the most tenuous of any defendant and that the plaintiffs will be unable to articulate a plausible negligence claim based on product liability. Of further significance is the fact that some of the co-defendants have been criminally indicted in this matter. The Company, however, has not been so indicted. The court has granted stays in all of these cases pending the outcome of the criminal charges.

The Company is involved with environmental compliance, investigation, monitoring and remediation activities at certain of its operating facilities, and, except for these continuing remediation efforts, believes it is currently in substantial compliance with all known material and applicable environmental regulations. The Company accrues for certain environmental remediation-related activities for which commitments or remediation plans have been developed and for which costs can be reasonably estimated. These estimates are determined based upon currently available facts regarding each facility. Actual costs incurred may vary from these estimates due to the inherent uncertainties involved. The Company had accruals for environmental-related activities of $3,189 and $3,298 included in other long-term liabilities at December 31, 2001 and 2000, respectively. All accrued amounts are recorded on an undiscounted basis. Expected future expenditures relating to these environmental remediation accruals are expected to be made over the next ten years as ongoing costs of remediation programs. Although the Company believes it has adequately provided for the cost of all known

(Dollars in thousands, except per share amounts)

Note J—Contingencies—Continued

environmental conditions, the applicable regulatory agencies could insist upon different and more costly remediative measures than those the Company believes are adequate or required by existing law. The Company believes that any additional liability in excess of amounts accrued which may result from the resolution of such matters will not have a material adverse effect on the Company's financial position, liquidity, cash flows or results of operations.

Note K—Operating Segments

The Company has the following three reportable segments: applied technologies ("Applied Technologies"), distribution and storage equipment ("Distribution and Storage") and process systems and equipment ("Process Systems"). The Company's reportable segments are business units that offer different products. The reportable segments are each managed separately because they manufacture and distribute distinct products with different production processes and sales and marketing approaches. The Applied Technologies segment sells products including liquefied natural gas ("LNG") alternative fuel systems, telemetry products, magnetic resonance imaging ("MRI") cryostat components, bulk liquid CO_2 systems, medical products, biological storage systems, cryogenic systems and components and stainless steel tubing. The Distribution and Storage segment sells cryogenic bulk storage systems, cryogenic packaged gas systems and cryogenic services to various companies for the storage and transportation of both industrial and natural gases. The Process Systems segment sells heat exchangers and coldboxes to natural gas, petrochemical processing and industrial gas companies who use them for the liquefaction and separation of natural and industrial gases. Due to the nature of the products that each operating segment sells, there are no intersegment sales.

The Company evaluates performance and allocates resources based on profit or loss from operations before gain on sale of assets, net interest expense, derivative contracts valuation expense, income taxes, minority interest and cumulative effect of change in accounting principle. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Information for the Company's three reportable segments and its corporate headquarters, and product and geographic information for the Company, is presented below:

	2001				
	Reportable Segments				
	Applied Technologies	Distribution and Storage	Process Systems	Corporate	Total
Revenues from external customers	$142,491	$129,473	$56,026		$327,990
Depreciation and amortization expense	6,339	6,313	3,068	$ 2,467	18,187
Equity income in joint venture			525		525
Operating income (loss) (A)	17,603	4,855	(81)	(3,011)	19,366
Total assets (B)	177,943	140,893	46,927	43,217	408,980
Capital expenditures	3,299	3,775	295	776	8,145

(Dollars in thousands, except per share amounts)

Note K—Operating Segments—Continued

	2000				
	Reportable Segments				
	Applied Technologies	Distribution and Storage	Process Systems	Corporate	Total
Revenues from external customers	$136,952	$137,929	$50,819		$325,700
Depreciation and amortization expense	5,414	6,364	4,109	$ 1,977	17,864
Equity income in joint venture			35		35
Operating income (loss) (A)	23,386	11,832	1,338	(5,637)	30,919
Total assets (B)	171,096	168,941	56,353	33,453	429,843
Capital expenditures	2,166	2,596	258	561	5,581

	1999				
	Reportable Segments				
	Applied Technologies	Distribution and Storage	Process Systems	Corporate	Total
Revenues from external customers	$105,323	$105,529	$82,085		$292,937
Depreciation and amortization expense	5,953	4,982	4,489	$ 1,485	16,909
Operating income (loss) (A)(C)	9,579	4,923	(300)	(25,938)	(11,736)
Total assets (B)	185,983	149,869	61,934	26,784	424,570
Capital expenditures	2,633	1,761	1,072	1,581	7,047

(A) The Company defines operating income (loss) for segment measurement and reporting purposes to be profit or loss from operations before gain on sale of assets, net interest expense, derivative contracts valuation expense, income taxes, minority interest and cumulative effect of change in accounting principle.

(B) Corporate assets consist primarily of deferred income taxes, deferred financing costs and cash and cash equivalents.

(C) Corporate operating loss in 1999 includes an in-process research and development charge of $22,010 recognized by the Company upon its acquisition of MVE.

	Years Ended December 31,		
Product Revenue Information:	2001	2000	1999
Applied Technologies Segment			
LNG alternative fuel systems	$ 11,513	$ 6,533	$ 6,438
Telemetry products	8		
Medical products, biological storage systems and MRI cryostat components	61,680	54,308	34,753
Cryogenic systems, components and stainless steel tubing	69,290	76,111	64,132
	142,491	136,952	105,323
Distribution and Storage Segment			
Cryogenic bulk storage systems	86,139	86,351	76,853
Cryogenic packaged gas systems	32,157	40,578	21,628
Cryogenic services	11,177	11,000	7,048
	129,473	137,929	105,529
Process Systems Segment	56,026	50,819	82,085
	$327,990	$325,700	$292,937

(Dollars in thousands, except per share amounts)

Note K—Operating Segments—(Continued)

	2001		2000		1999	
Geographic Information:	Revenues	Long-Lived Assets	Revenues	Long-Lived Assets	Revenues	Long-Lived Assets
United States	$274,410	$232,987	$279,449	$237,072	$241,228	$240,313
Non U.S. countries	53,580	36,213	46,251	36,637	51,709	40,907
Total	$327,990	$269,200	$325,700	$273,709	$292,937	$281,220

Note L—Extraordinary Item

In the second quarter of 1999, the Company borrowed funds under its Credit Facility and retired prior to maturity certain debt assumed as part of the MVE acquisition with a fair value of $119.2 million. The debt extinguishment resulted in an extraordinary loss of $12,459, ($7,809 net of tax) or $0.33 per diluted share.

Note M—Quarterly Data (Unaudited)

Selected quarterly data for the years ended December 31, 2001 and 2000 are as follows:

	Year Ended December 31, 2001				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Sales	$89,032	$84,797	$80,595	$73,566	$327,990
Gross profit	27,069	21,531	21,180	16,581	86,361
Employee separation and plant closure costs		(1,539)	(198)	(638)	(2,375)
Operating income (loss)	8,213	5,994	5,733	(574)	19,366
Net income (loss)	405	(424)	(1,170)	(3,969)	(5,158)
Net income (loss) per share	0.02	(0.02)	(0.05)	(0.16)	(0.21)
Net income (loss) per share—assuming dilution	0.02	(0.02)	(0.05)	(0.16)	(0.21)

In the second quarter of 2001, the Company recorded a non-cash inventory valuation charge included in cost of sales of $745 ($447 net of taxes) for the write-off of inventory at cryogenic services business sites closed by the Company.

In the fourth quarter of 2001, the Company recorded a non-cash inventory valuation charge included in cost of sales of $1,874 ($1,153 net of taxes) for the write-down to fair value of inventory related to a product line that was sold by the Company.

	Year Ended December 31, 2000				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Sales	$68,992	$78,924	$88,012	$89,772	$325,700
Gross profit	19,760	23,653	26,951	25,665	96,029
Operating income	5,087	7,135	9,506	9,191	30,919
Net income (loss)	(385)	291	1,038	1,211	2,155
Net income (loss) per share	(0.02)	0.01	0.04	0.05	0.09
Net income (loss) per share—assuming dilution	(0.02)	0.01	0.04	0.05	0.09

In the fourth quarter of 2000, the Company recorded a non-cash inventory valuation charge included in cost of sales of $1,392 ($509 net of taxes).

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

The information appearing under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the registrant's definitive Proxy Statement to be used in connection with the Annual Meeting of Stockholders to be held on June 6, 2002 (the "2002 Proxy Statement") is incorporated herein by reference. Information regarding executive officers of the registrant is set forth in Part I of this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION.

The information appearing under the captions "Election of Directors" and "Executive Compensation" (other than the Compensation Subcommittee Report on Executive Compensation) in the 2002 Proxy Statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The information appearing under the caption "Stock Ownership of Principal Holders and Management" in the 2002 Proxy Statement is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information appearing under the caption "Other Matters" in the 2002 Proxy Statement is incorporated herein by reference.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K.

(a)(2) Financial Statement Schedules.

No financial statement schedules required.

(a)(3) Exhibits

See the Exhibit Index at page 55 of this Annual Report on Form 10-K.

(b) Reports on Form 8-K.

During the quarter ended December 31, 2001, the Company filed one Current Report on Form 8-K. A Current Report on Form 8-K, dated October 29, 2001, furnished a press release pursuant to Regulation FD.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHART INDUSTRIES, INC.

By: /s/ ARTHUR S. HOLMES
Arthur S. Holmes,
Chairman & Chief Executive Officer

Date: April 1, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ARTHUR S. HOLMES **Arthur S. Holmes**	Chairman, Chief Executive Officer and a Director (Principal Executive Officer)	April 1, 2002
/s/ MICHAEL F. BIEHL **Michael F. Biehl**	Chief Financial Officer and Treasurer (Principal Financial Officer)	April 1, 2002
/s/ JOHN T. ROMAIN **John T. Romain**	Controller, Chief Accounting Officer and Assistant Treasurer (Principal Accounting Officer)	April 1, 2002
/s/ RICHARD J. CAMPBELL **Richard J. Campbell**	Director	April 1, 2002
/s/ THOMAS F. MCKEE **Thomas F. McKee**	Director	April 1, 2002
/s/ LAZZARO G. MODIGLIANI **Lazzaro G. Modigliani**	Director	April 1, 2002
/s/ ROBERT G. TURNER, JR. **Robert G. Turner, Jr.**	Director	April 1, 2002

EXHIBIT INDEX

Exhibit No.	Description	
2.1	Plan and Agreement of Merger, dated April 30, 1997, by and among the Company, Greenville Tube Corporation, Chart Acquisition Company, Inc. and Cryenco Sciences, Inc	(E)
2.2	Agreement for the Sale and Purchase of the Industrial Heat Exchanger Group, dated March 5, 1998, by and among the Company, IMI Kynoch Limited, IMI Marston Limited, IMI plc and Chart Marston Limited	(F)
2.3	Agreement and Plan of Merger, dated as of February 16, 1999, by and among the Company, Chart Acquisition Company and MVE Holdings, Inc	(I)
2.4	Agreement and Plan of Merger, dated as of February 25, 1999, by and among the Company, Chart Acquisition Company and MVE Investors, LLC	(I)
3.1	Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of Delaware on December 3, 1992	(A)
3.1.1	Certificate of Designation of Series A Junior Participating Preferred Stock of the Company	(N)
3.1.2	Certificate of Amendment, amending the Amended and Restated Certificate of Incorporation of the Company	(O)
3.2	Amended and Restated By-Laws of the Company, effective May 3, 2001	(O)
4.1	Specimen certificate of the Common Stock of the Company	(N)
4.2	Form of Warrant Agreements of various dates by and between Cryenco Sciences, Inc. and various warrant holders	(E)
4.3	Form of Amendment No. 1 to Warrant Agreement by and among the Company, Cryenco	(E)
4.4	Form of Warrant Certificate	(E)
4.5	Rights Agreement, dated as of May 1, 1998, by and between the Company and National City Bank, as Rights Agent	(G)
4.6	Amendment No. 1 to Rights Agreement, dated as of February 8, 2001, by and between the Company and National City Bank, as Rights Agent	(N)
10.1	Form of Indemnity Agreement	(B)
*10.2	Key Employees Stock Option Plan	(B)
*10.2.1	Amendment No. 1 to Key Employees Stock Option Plan	
*10.2.2	Amendment No. 2 to Key Employees Stock Option Plan	
*10.3	1994 Stock Option Plan for Outside Directors	(C)
*10.3.1	1995 Stock Option Plan for Outside Directors	(N)
*10.3.2	1996 Stock Option Plan for Outside Directors	
*10.3.3	Amendment No. 1 to the 1996 Stock Option Plan for Outside Directors	(K)
*10.4	Second Amended and Restated 1997 Stock Option and Incentive Plan	(O)
*10.5	1997 Stock Bonus Plan	(D)
*10.6	Trust Agreement by and between Chart Industries, Inc. and Fidelity Management Trust Company relating to the Deferred Compensation Plan	(H)
*10.7	2000 Executive Incentive Stock Option Plan	(K)
*10.7.1	Form of Stock Option Agreement under the 2000 Executive Incentive Stock Option Plan	(K)

Exhibit No.	Description	
10.8	License Agreement, dated August 30, 1991, by and between Koch Industries, Inc. and PSI relating to the Ryan/Holmes Technology	(B)
10.9	Permitted User Agreement, dated as of March 27, 1998, by and between Chart Marston Limited and IMI Marston Limited	(F)
10.10	IAM Agreement 2001-2004, effective February 4, 2001, by and between Chart Heat Exchangers, L.P. and Local Lodge 2191 of District Lodge 66 of the International Association of Machinists and Aerospace Workers, AFL-CIO	(O)
10.11	Agreement, effective August 30, 1999 through August 30, 2002, by and between Process Engineering and The International Brotherhood of Boilermakers, Iron Ship Builders, Blacksmiths, Forgers & Helpers Local Lodge No. 752 of the AFL-CIO	(N)
10.12	Agreement, effective January 10, 2000 through January 15, 2002, by and between the Company and the United Steel Workers	(N)
*10.13	Employment Agreement, dated as of November 13, 2001, by and between the Company and Arthur S. Holmes	
*10.14	Employment Agreement, dated as of January 24, 2001, by and between the Company and James R. Sadowski	(N)
*10.14.1	Amendment No. 1 to Employment Agreement, dated as of February 15, 2002, by and between the Company and James R. Sadowski	
*10.15	Letter Agreement, dated July 25, 2001, by and between the Company and Michael F. Biehl	(Q)
*10.16	Salary Continuation Agreement, dated May 12, 1996, by and between the Company and John T. Romain	(C)
*10.16.1	Amendment No. 1 to Salary Continuation Agreement, dated December 4, 1998, by and between the Company and John T. Romain	(C)
10.17	Credit Agreement, dated as of April 12, 1999, by and among the Company, the Subsidiary Borrowers, the Subsidiary Guarantors, the Lenders (all as defined therein), The Chase Manhattan Bank, as Administrative Agent, and National City Bank, as Documentation Agent	(I)
10.17.1	Amendment No. 1, dated as of August 24, 1999, to the Credit Agreement, dated as of April 12, 1999, by and among the Company, the Subsidiary Borrowers, the Subsidiary Guarantors, the Lenders signatory thereto (all as defined therein), The Chase Manhattan Bank, as Administrative Agent, and National City Bank, as Documentation Agent	(J)
10.17.2	Amendment No. 2, dated as of October 10, 2000, to the Credit Agreement, dated as of April 12, 1999, by and among the Company, the Subsidiary Borrowers, the Subsidiary Guarantors, the Lenders signatory thereto (all as defined therein), The Chase Manhattan Bank, as Administrative Agent, and National City Bank, as Documentation Agent	(L)
10.17.3	Series 1 Incremental Revolving Credit Agreement, dated as of November 29, 2000, by and among the Company, the Subsidiary Borrowers, the Subsidiary Guarantors, the Series 1 Lenders signatory thereto (all as defined therein), and The Chase Manhattan Bank, as Administrative Agent	(M)
10.17.4	Series 2 Incremental Revolving Credit Agreement, dated as of April 17, 2001, by and among the Company, the Subsidiary Borrowers, the Subsidiary Guarantors, the Series 2 Lenders signatory thereto (all as defined therein), and The Chase Manhattan Bank, as Administrative Agent	(P)

Exhibit No.	Description	
10.17.5	Amendment No. 3, dated as of October 12, 2001, to the Credit Agreement, dated as of April 12, 1999, by and among the Company, the Subsidiary Borrowers, the Subsidiary Guarantors, the Lenders signatory thereto (all as defined therein), The Chase Manhattan Bank, as Administrative Agent, and National City Bank, as Documentation Agent	(Q)
10.17.6	Amendment No. 1, dated as of October 12, 2001, to the Series 1 Incremental Revolving Credit Agreement, dated as of November 29, 2000, by and among the Company, the Subsidiary Borrowers, the Subsidiary Guarantors, the Series 1 Lenders signatory thereto (all as defined therein), and The Chase Manhattan Bank, as Administrative Agent	
10.17.7	Amendment No. 1, dated as of October 12, 2001, to the Series 2 Incremental Revolving Credit Agreement, dated as of April 17, 2001, by and among the Company, the Subsidiary Borrowers, the Subsidiary Guarantors, the Series 2 Lenders signatory thereto (all as defined therein), and The Chase Manhattan Bank, as Administrative Agent	
10.17.8	Amendment No. 2, dated as of December 18, 2001, to the Series 1 Incremental Revolving Credit Agreement, dated as of November 29, 2000, by and among the Company, the Subsidiary Borrowers, the Subsidiary Guarantors, the Series 1 Lenders signatory thereto (all as defined therein), and JPMorgan Chase Bank, as Administrative Agent	(R)
10.17.9	Amendment No. 2, dated as of December 18, 2001, to the Series 2 Incremental Revolving Credit Agreement, dated as of April 17, 2001, by and among the Company, the Subsidiary Borrowers, the Subsidiary Guarantors, the Series 2 Lenders signatory thereto (all as defined therein), and JPMorgan Chase Bank, as Administrative Agent	(R)
10.17.10	Amendment No. 4, dated as of December 31, 2001, to the Credit Agreement, dated as of April 12, 1999, by and among the Company, the Subsidiary Borrowers, the Subsidiary Guarantors, the Lenders signatory thereto (all as defined therein), JPMorgan Chase Bank, as Administrative Agent, and National City Bank, as Documentation Agent	(R)
10.17.11	Amendment No. 5, dated as of March 15, 2002, to the Credit Agreement, dated as of April 12, 1999, by and among the Company, the Subsidiary Borrowers, the Subsidiary Guarantors, the Lenders signatory thereto (all as defined therein), JPMorgan Chase Bank, as Administrative Agent, and National City Bank, as Documentation Agent	
10.17.12	Amendment No. 3, dated as of March 15, 2002, to the Series 1 Incremental Revolving Credit Agreement, dated as of November 29, 2000, by and among the Company, the Subsidiary Borrowers, the Subsidiary Guarantors, the Series 1 Lenders signatory thereto (all as defined therein), and JPMorgan Chase Bank, as Administrative Agent	
10.17.13	Amendment No. 3, dated as of March 15, 2002, to the Series 2 Incremental Revolving Credit Agreement, dated as of April 17, 2001, by and among the Company, the Subsidiary Borrowers, the Subsidiary Guarantors, the Series 2 Lenders signatory thereto (all as defined therein), and JPMorgan Chase Bank, as Administrative Agent	
10.18	Indemnification and Warrant Purchase Agreement, dated as of April 12, 1999, by and among the Company, MVE Holdings, Inc. and each of the former members of MVE Investors, LLC listed on the signature pages thereto	(I)
10.19	Form of Promissory Note	(I)
10.20	Form of Mortgage, Assignment of Rents, Security Agreement and Fixture Filing	(I)
10.21	Warrant Agreement, dated as of April 12, 1999, between the Company and each of the persons listed on the signature pages thereto	(I)

Exhibit No.	Description	
10.22	Escrow Agreement, dated as of April 12, 1999, by and among the Company, MVE Holdings, Inc., Chart Acquisition Company, ACI Capital I, LLC, in its own capacity and, with respect to the Class B Escrow Amount (as defined therein), as agent and attorney-in-fact for each of the former members of MVE Investors, LLC listed therein, and Firstar Bank of Minnesota, N.A.	(I)
21.1	Subsidiaries of the Registrant	
23.1	Consent of Ernst & Young LLP	

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* Management contract or compensatory plan or arrangement identified pursuant to Item 14(a)(3) of this Annual Report on Form 10-K.

(A) Incorporated herein by reference to the appropriate exhibit to the Company's Registration Statement on Form S-3 (Reg. No. 333-35321).

(B) Incorporated herein by reference to the appropriate exhibit to the Company's Registration Statement on Form S-1 (Reg. No. 33-52754).

(C) Incorporated herein by reference to the appropriate exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1999.

(D) Incorporated herein by reference to the appropriate exhibit to the Company's Registration Statement on Form S-8 (Reg. No. 333-32535).

(E) Incorporated herein by reference to the appropriate exhibit to the Company's Current Report on Form 8-K, dated July 31, 1997.

(F) Incorporated herein by reference to the appropriate exhibit to the Company's Current Report on Form 8-K, dated March 27, 1998.

(G) Incorporated herein by reference to the appropriate exhibit to the Company's Registration Statement on Form 8-A, filed June 3, 1998.

(H) Incorporated herein by reference to the appropriate exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

(I) Incorporated herein by reference to the appropriate exhibit to the Company's Current Report on Form 8-K, dated April 12, 1999.

(J) Incorporated herein by reference to the appropriate exhibit to the Company's Current Report on Form 8-K, dated August 24, 1999.

(K) Incorporated herein by reference to the appropriate exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

(L) Incorporated herein by reference to the appropriate exhibit to the Company's Current Report on Form 8-K, dated October 10, 2000.

(M) Incorporated herein by reference to the appropriate exhibit to the Company's Current Report on Form 8-K, dated November 29, 2000.

(N) Incorporated herein by reference to the appropriate exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2000.

(O) Incorporated herein by reference to the appropriate exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

(P) Incorporated herein by reference to the appropriate exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

(Q) Incorporated herein by reference to the appropriate exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

(R) Incorporated herein by reference to the appropriate exhibit to the Company's Current Report on Form 8-K, dated December 31, 2001.

EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT AND JURISDICTION OF INCORPORATION OR ORGANIZATION

CHD, Inc. (Non-Operating)	Delaware
Caire Inc.	Delaware
Chart Asia, Inc.	Delaware
Chart Australia Pty. Ltd.	Australia
Chart Cryogenic Equipment (Changzhou) Co. Ltd.	China
Chart Cryogenic Equipment (Zhangjiagang) Co. Ltd.	China
Chart Europe GmbH	Germany
Chart Heat Exchangers Limited	U.K.
Chart Heat Exchangers Limited Partnership	Delaware
Chart Inc.	Delaware
Chart Industries Foreign Sales Corporation	U.S. Virgin Islands
Chart International, Inc.	Delaware
Chart International Holdings, Inc.	Delaware
Chart Leasing, Inc.	Ohio
Chart Management Comapny, Inc.	Ohio*
Chart UK Investments Limited Partnership	U.K.
Coastal Fabrication, LLC	Delaware
CoolTel, Inc.	Delaware
Ferox a.s.	Czech Republic
Greenville Tube, LLC	Delaware
NexGen Fueling, Inc.	Delaware

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* General partner for Chart Heat Exchangers Limited Partnership, a Delaware limited partnership, and Chart UK Investments Limited Partnership, a U.K. limited partnership.

EXHIBIT 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements (Forms S-8 No. 33-58446 and No. 333-08665) pertaining to the Chart Industries, Inc. Key Employees Stock Option Plan, (Form S-8 No. 33-92340) pertaining to the Chart Industries, Inc. 1994 Stock Option Plan for Outside Directors and 1995 Stock Option Plan for Outside Directors, (Forms S-8 No. 333-08667 and No. 333-57306) pertaining to the Chart Industries, Inc. 1996 Stock Option Plan for Outside Directors, (Form S-8 No. 333-32535) pertaining to the Chart Industries, Inc. 1997 Stock Option and Incentive Plan and the Chart Industries, Inc. 1997 Stock Bonus Plan, (Form S-3 No. 333-35321) pertaining to the Chart Industries, Inc. registration for sale of 2,800,000 shares of Common Stock, (Form S-3/A No. 333-44621) pertaining to the Chart Industries, Inc. registration for resale of 89,715 shares of Common Stock, (Form S-8 No 333-57300) pertaining to the Chart Industries, Inc. 2000 Executive Incentive Stock Option Plan, (Form S-8 No. 333-57308) pertaining to the Amended and Restated Chart Industries, Inc. 1997 Stock Option and Incentive Plan, and (Form S-8 No. 333-67194) pertaining to the Second Amended and Restated Chart Industries, Inc. 1997 Stock Option and Incentive Plan of our report dated March 31, 2002, with respect to the consolidated financial statements of Chart Industries, Inc. and subsidiaries included in the Annual Report (Form 10-K) for the year ended December 31, 2001.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio
March 31, 2002

DIRECTORS

Arthur S. Holmes
Chairman of the Board and Chief Executive Officer
Chart Industries, Inc.
Cleveland, Ohio

Richard J. Campbell
Retired President
Multistack, Inc.
West Salem, Wisconsin

Thomas F. McKee
Vice Chairman of the Executive Committee
Calfee, Halter & Griswold LLP
Cleveland, Ohio

Lazzaro G. Modigliani
Retired Executive Vice President
Industrial/Process
Washington Group International, Inc.
Cambridge, Massachusetts

Robert G. Turner, Jr.
Managing Partner
Turner, Afek & Nemeth LLC
Cleveland, Ohio

CORPORATE OFFICERS

Arthur S. Holmes
Chairman of the Board and Chief Executive Officer

James R. Sadowski
President and Chief Operating Officer

Michael F. Biehl
Chief Financial Officer and Treasurer

John T. Romain
Chief Accounting Officer and Controller

Thomas F. McKee
Secretary

David J. Grenell
General Counsel and Assistant Secretary

INVESTOR INFORMATION

Shareholders and prospective investors are welcome to call or write with questions or requests for additional information. Please direct inquiries to:
Michael F. Biehl, Chief Financial Officer, 440.753.1490

LEGAL INFORMATION

Please direct inquiries to:
David J. Grenell, General Counsel, 440.753.1490

INDEPENDENT PUBLIC ACCOUNTANTS

Ernst & Young LLP
1300 Huntington Building
Cleveland, Ohio 44115

REGISTRAR AND TRANSFER AGENT

For inquiries about stock transfers or address changes, shareholders should contact:
National City Bank Stock Transfer Department
P.O. Box 92301, Cleveland, Ohio 44193-0900
1.800.622.6757

ANNUAL MEETING

The Annual Meeting of Shareholders of Chart Industries, Inc., will be held on Thursday, June 6, 2002, at 10:00 a.m., on the second floor of the Forum Conference Center, 1375 East 9th Street, Cleveland, Ohio 44114



Corporate Management Team

Background left to right: *Mark H. Ludwig, Jay E. Hole, R.S. (Randy) Robbins, Andrew P. Gehrlein, Suzanne Lines, David J. Grenell, Don A. Baines*
Foreground left to right: *John T. Romain, Michael F. Biehl, James R. Sadowski, Arthur S. Holmes*


CHART

Chart Industries, Inc.
5885 Landerbrook Drive
Cleveland, Ohio 44124, USA
440.753.1490
www.chart-ind.com